12/3

02060483

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Avgold Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

FILE NO. 82- 4482 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE :* 12/9/02

Rule 82.4482
12(g)3-2(b)

ARS
6-30-02

2002

ANNUAL REPORT

AVGOLD LIMITED



## CORPORATE PROFILE

Avgold Limited (registration number 1990/007025/06) is a company incorporated in the Republic of South Africa. Its main business is the mining of gold and it is conducting exploration activities in the northern part of the Free State province in South Africa. The company's shares are listed on the JSE Securities Exchange South Africa.

## FORWARD LOOKING STATEMENTS

Certain statements included in this report constitute "forward looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by those forward looking statements. Avgold is subject to the effect of changes in the gold price, currency fluctuations and the risks involved in mining operations.

## CONTENTS

## AVGOLD AT A GLANCE

Avgold's principal asset is the Target gold mine in the Free State province:

- Target reached its full mining production rate of 17 500 tonnes over five consecutive days on 19 December 2001 and the operating results were included in Avgold's income statement from May 2002.
- Target is currently building-up to its full production rate of 350 000 ounces of gold a year at a cash cost of below US$150 an ounce.

Avgold operates the 100-year-old ETC mining complex in the Mpumalanga province. It produced over 90 000 ounces of gold during the last year:

- Gold sales are expected to increase in the next financial year at a cost of below US$200 an ounce.

Avgold is also conducting an expanded surface exploration drilling programme in the northern Free State area, on the farm Paradise, immediately north of the Target mine.

- An updated resource statement will be issued during October 2002.

## GROUP STRUCTURE


Avgold Limited†
Shares in issue: 672 943 402
Market capitalisation at
30 June 2002: R5,4 billion
Target*
ETC*
Northern Free State (exploration)

*Divisions
†Listed on the JSE Securities Exchange South Africa

# FIVE YEAR REVIEW

| Years ended 30 June | | 2002 Actual | 2001 Actual | 2000 Actual | 1999 Actual | 1998 Actual |
|---|---|---|---|---|---|---|
| **AVGOLD** | | | | | | |
| Metric | | | | | | |
| Ore milled | tonnes | **488 023** | 309 506 | 999 313 | 6 125 242 | 6 824 110 |
| Gold sold | kg | **4 179** | 2 842 | 4 621 | 19 810 | 26 656 |
| Yield | g/t | **8,56** | 9,18 | 4,62 | 3,26 | 3,86 |
| Imperial | | | | | | |
| Ore milled | tons | **537 948** | 341 168 | 1 101 543 | 6 751 965 | 7 522 333 |
| Gold sold | oz | **134 348** | 91 368 | 148 576 | 636 906 | 857 008 |
| Yield | oz/t | **0,25** | 0,27 | 0,13 | 0,10 | 0,12 |
| **ETC** | | | | | | |
| Metric | | | | | | |
| Ore milled | tonnes | **315 523** | 309 506 | 233 313 | 376 782 | 371 352 |
| Gold sold | kg | **2 805** | 2 842 | 2 277 | 3 194 | 2 516 |
| Yield | g/t | **8,89** | 9,18 | 9,76 | 8,42 | 6,86 |
| Imperial | | | | | | |
| Ore milled | tons | **347 801** | 341 168 | 257 181 | 415 334 | 409 348 |
| Gold sold | oz | **90 181** | 91 368 | 73 211 | 102 699 | 80 878 |
| Yield | oz/t | **0,26** | 0,27 | 0,28 | 0,27 | 0,21 |
| **TARGET** (May and June 2002 only) | | | | | | |
| Metric | | | | | | |
| Ore milled | tonnes | **172 500** | – | – | – | – |
| Gold sold | kg | **1 374** | – | – | – | – |
| Yield | g/t | **7,96** | – | – | – | – |
| Imperial | | | | | | |
| Ore milled | tons | **190 147** | – | – | – | – |
| Gold sold | oz | **44 167** | – | – | – | – |
| Yield | oz/t | **0,23** | – | – | – | – |
| **HARTEBEESTFONTEIN** (Sold 16 August 1999) | | | | | | |
| Metric | | | | | | |
| Ore milled | tonnes | – | – | 766 000 | 4 991 000 | 4 971 000 |
| Gold sold | kg | – | – | 2 344 | 15 131 | 20 631 |
| Yield | g/t | – | – | 3,06 | 3,04 | 4,11 |
| Imperial | | | | | | |
| Ore milled | tons | – | – | 844 362 | 5 501 669 | 5 479 618 |
| Gold sold | oz | – | – | 75 365 | 486 448 | 663 294 |
| Yield | oz/t | – | – | 0,09 | 0,10 | 0,13 |
| **LORAINE** (Production ceased 30 June 1999) | | | | | | |
| Metric | | | | | | |
| Ore milled | tonnes | – | – | – | 757 460 | 1 481 758 |
| Gold sold | kg | – | – | – | 1 485 | 3 510 |
| Yield | g/t | – | – | – | 0,82 | 2,30 |
| Imperial | | | | | | |
| Ore milled | tons | – | – | – | 834 962 | 1 633 367 |
| Gold sold | oz | – | – | – | 47 759 | 112 856 |
| Yield | oz/t | – | – | – | 0,03 | 0,07 |

# OPERATING AND FINANCIAL SUMMARY

## OPERATING SUMMARY

| 30 June | | Metric 2002 | Metric 2001 | | Imperial 2002 | Imperial 2001 |
|---|---|---|---|---|---|---|
| Ore milled | tonnes | **488 023** | 309 506 | tons | **537 948** | 341 168 |
| Gold sold | kg | **4 179** | 2 842 | oz | **134 348** | 91 368 |
| Yield | g/t | **8,56** | 9,18 | oz/t | **0,25** | 0,27 |
| Cash cost | R/kg | **64 277** | 58 698 | US$/oz | **198** | 241 |
| Non-cash cost | R/kg | **18 375** | 7 829 | US$/oz | **57** | 32 |
| Total operating cost | R/kg | **82 652** | 66 527 | US$/oz | **255** | 273 |
| Gold price realised | R/kg | **86 794** | 76 586 | US$/oz | **306** | 315 |
| Capital expenditure | Rand thousand | **437 514** | 604 215 | US$ thousand | **43 495** | 79 810 |

## FINANCIAL SUMMARY

| 30 June | Rand thousand 2002 | Rand thousand 2001 | US$ thousand 2002 | US$ thousand 2001 |
|---|---|---|---|---|
| Total revenues | **363 802** | 217 864 | **36 060** | 28 778 |
| Headline earnings | **36 397** | 38 904 | **3 608** | 5 139 |
| Net cash generated from operating activities | **57 553** | 55 003 | **5 706** | 7 265 |
| Cash and cash equivalents and borrowings | **(565 691)** | (251 206) | **(55 189)** | (31 091) |
| Total assets | **3 139 949** | 2 688 106 | **306 336** | 332 686 |
| Shareholders' equity | **2 230 072** | 2 170 808 | **217 568** | 268 664 |
| Headline earnings per share (cents) | **5,4** | 6,5 | **0,5** | 0,9 |

**Notes**

1. Exchange rates

   The following rand/US$ exchange rates were used to prepare the financial statements:

| 30 June | 2002 | 2001 |
|---|---|---|
| Average rate for the year | **10,09** | 7,57 |
| Spot rate at year-end | **10,25** | 8,08 |

2. Comparison of results

   The 2002 results include Target mine for May and June 2002.

## TO OUR SHAREHOLDERS





**SURFACE EXPLORATION DRILLING AT PARADISE, IMMEDIATELY NORTH OF THE TARGET MINE, HAS BEEN COMPLETED. INITIAL RESULTS CONFIRM THE EXTENSION OF THE ELDORADO FAN NORTHWARDS AND AN UPDATED ORE RESOURCE STATEMENT WILL BE ISSUED DURING OCTOBER 2002**

Rick Menell
*Chairman*

David Murray
*Managing director*

We have pleasure in presenting this report on what was an eventful year for your company:

- The Target gold mine commenced commercial production in May 2002. Construction was completed within budget at a cost of R2,1 billion. The mine is designed to produce 350 000 ounces of gold a year at cash costs below US$150 an ounce and will sharply change the profile of Avgold.
- Following the increase in the rand gold price, the ETC sales process was discontinued and the mines restructured to improve cash costs per ounce. This was completed by year-end.
- Surface exploration drilling at Paradise, immediately north of the Target mine, has been completed. Initial results confirm the extension of the Eldorado Fan northwards and an updated ore resource statement will be issued during October 2002.
- Avgold is now well positioned to reap the rewards of its capital investment programmes of the past years.

### FINANCIAL AND OPERATING RESULTS

Headline earnings for the year ended 30 June 2002 were R36 million (30 June 2001: R39 million) or 5 cents a share (7 cents a share).

Revenue for the year was R364 million (R218 million), with costs and expenses rising to R346 million (R190 million). This resulted in an operating profit of R17 million (R28 million). Unrealised foreign exchange gains increased income before taxation to R41 million (R39 million). Earnings, after a taxation charge of R5 million (nil), were R36 million (R39 million).

Reflecting Target's inclusion for the last two months of the year, Avgold's total gold sales for the year increased to 4 179kg (2 842kg), the average yield was 8,56g/t (9,18g/t), and the cash cost was R64 277/kg (R58 698/kg), or US$198/oz (US$241/oz). The company received an average gold price over the year of R86 794/kg (R76 586/kg), or US$306/oz (US$315/oz).

## THE CURRENT GOLD PRICE ENVIRONMENT

The gold market benefited from a fundamental shift in sentiment in favour of the metal during the year under review. A number of factors have been behind this development. The shrinking of contangos as US interest rates declined and a reduction in hedging by gold mining companies, together with active buy backs of hedge books, provided the initial platform for positive price performance. The 11 September 2001 attacks on the US, war in Afghanistan and continued Middle East instability, increased uncertainty over the health of the global economy and stock markets, and a weaker dollar influenced a sustained move in gold prices to above the US$300/oz level. From a low point of US$265/oz in July 2001, the gold price reached a peak of US$330/oz in June 2002.

**US$ gold price graph for the period July 2001 to June 2002**



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The value of the rand declined significantly over the past year against the US dollar. From a level of R8,05 in July last year, the currency fell precipitously to R13,75 in December 2001, before recovering to R10,25 at the end of June 2002. The currency weakness, with the higher dollar price for gold, resulted in rand gold prices reaching levels above R100 000/kg.

**Rand/US$ exchange rate graph for the period July 2001 to June 2002**


14
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## FUNDING

During last year, a corporate facility was raised for the completion of the Target mine. The facility has now been fully drawn in an amount of US$35 million and R300 million. The margins of this facility are 2,25 per cent per annum above LIBOR and JIBAR prior to completion and 2 per cent per annum after completion and include escalations from January 2004 onwards to encourage early repayment.

The repayment schedule is for twelve equal quarterly payments commencing on 31 March 2003 and ending on 31 December 2005.

In addition, R13 million of a R29 million facility, raised to conduct the exploration drilling on the Paradise property (immediately north of Target), has been drawn and spent. This facility will be repaid in one bullet payment in April 2003.

## HEDGING

At year-end, Avgold's hedge book represented 60 per cent of forecast gold production over the next 48 months to June 2006 and had a negative mark-to-market value of R873 million. This was calculated at a gold price of US$314.25/oz and an exchange rate of US$1.00:ZAR10.25. These hedges were established as a requirement of the five year term loan facility arranged for the completion of the Target mine.

The hedges are unmargined and Avgold is maintaining its policy of not using derivative instruments for speculative purposes. The negative value of the book represents an opportunity loss, which will continue to be actively managed.

## MINERALS AND PETROLEUM RESOURCES DEVELOPMENT BILL

An updated Minerals and Petroleum Resources Development Bill was introduced to the South African Parliament during June 2002. This has been accepted and, at the date of this report, was being reviewed by President Thabo Mbeki's office. This Bill, aimed at creating a bridge between an inequitable past and a promising future, is seen by Avgold as an improvement with respect to what was contained within the previous drafts.

This Bill will be supported by two further pieces of legislation: the empowerment charter and the money bill, which will regulate royalties. Avgold will join efforts to make this legislation workable in a way that minimises the long-term cost to shareholders.

## SAFETY AND HEALTH

Sadly, we must report a fatality that occurred during the last year: Mr Aaron Josef Ndhlovu died of multiple injuries from a fall of ground at ETC. Mr Ndhlovu's death is viewed as a tragedy within Avgold and the board extends its condolences to his family and friends. Avgold's safety statistics in terms of fatalities, lost day injury frequency rates and reportable accidents have declined over the last five years.

Target achieved a million surface fatality free shifts on 26 July 2001 and again on 1 March 2002 and also achieved the Mine Health and Safety Council's 1 000 Fatality Free Production Shifts Award.

An issue, which continues to receive priority, is that of HIV/AIDS. Prevalence testing was completed throughout Avgold during the year and a comprehensive management plan devised.

A more detailed safety and health review, including environmental issues, is contained in pages 18 to 24.

## HUMAN RESOURCES

Avgold remains committed to the development of all employees to ensure our strategic intent and a strong future performance. The key initiatives in place to achieve this, include:

- Developing capacity through transformation, equity and diversity;
- Training and development in competency based advancement;
- Leadership through development and coaching;
- HIV/AIDS management;
- Reward and performance management; and
- Collaboration between organised employee groupings, including forums, and the company.

# TO OUR SHAREHOLDERS

As an emerging and comprehensively mechanised mining company, Avgold relies on high skill levels in its workforce and we continue to ensure that our operating teams are adequately resourced, together with strong leadership, to maintain future profitability. Our strategy in terms of human resources is essential as overall people performance is the main determinant in the continued success of Avgold.

Avgold's employment equity policy is designed to achieve the legislated criteria and there is a broader strategy of enhancing leadership and employee competencies. The process to achieve this is set within a Transformation Committee, chaired by the company chairman, where targets for meaningful transformation are defined – these are reflected on page 24 of this report.

## DIRECTORATE

Mr Jan Steenkamp, previously a non-executive director, will be appointed managing director of Avgold Limited on 1 September 2002. He succeeds Mr David Murray who was previously appointed the chief executive officer of Anglovaal Mining Limited (Avmin), Avgold's controlling shareholder. Mr Murray remains on the board as a non-executive director. Furthermore, Mr Arné Lewis has been appointed an executive director, effective 1 September 2002. Mr Lewis is Avmin's vice president: South African operations. The board thanked Mr Murray for his service as managing director and expressed its appreciation for his commitment to Avgold.

Messrs DD de Beer and BM Menell resigned as non-executive directors from the board with effect from 30 June 2002 due to external commitments. All members of the board join us in thanking them both for their wise counsel and devoted efforts.

Mr JJ Geldenhuys and Mrs J Thomas, non-executive directors, were appointed as chairman and member, respectively, of the Audit Committee at the meeting of the board on 23 July 2002.

## DIVIDEND POLICY

Avgold is subject to bank covenants relating to the financing for the Target mine and, based on the debt service obligations, no dividends were declared for the year under review.

## THE YEAR AHEAD

As mentioned above, our company is now positioned to benefit from the contribution that will be generated from the Target mine. It is anticipated that significant cash flows will be derived. We will also continue to ensure that the ETC complex is operated to maximum efficiency.

The gold price's ability to sustain the current positive trend will depend in large part on the continuation of many of the conditions mentioned previously in this statement. Low interest rates, limited hedging by mines, political and economic uncertainty and dollar weakness will be key drivers of the gold price in the period ahead.

While soundly based domestic fiscal and monetary policies and a greatly improved foreign currency reserve position should provide a sound base for the rand exchange rate in the coming year, adverse developments in key emerging markets, the problems in Zimbabwe and a slowdown in the global economy, could impact negatively on the rand.

In terms of the northern Free State exploration programme, an updated resource statement will be available, and communicated to shareholders, during October 2002. Depending on the results, we will assess various options on moving forward.

APPRECIATION

The board is highly appreciative of the commitment and efforts of Avgold's employees in completing the Target project and restructuring ETC.

RICK MENELL
*Chairman*

DAVID MURRAY
*Managing director*

Johannesburg
27 August 2002



THE TARGET MINE IS THE MOST EXCITING DEEP LEVEL GOLD MINING PROJECT THAT SOUTHERN AFRICA HAS SEEN FOR MANY YEARS

## TARGET

The commissioning of the Target mine towards the end of the year under review has fundamentally changed the profile of Avgold. At full production, Target will produce some 350 000 ounces of gold per annum at a very competitive cash cost, expected to be below US$150 an ounce. In dramatic contrast to the labour intensive methods of the past, Target makes extensive use of information systems and mechanisation, with a process driven organisational design that relies on a multi-skilled team.

Target operated for the last two months of the financial year and the underground production section had to deal with certain, not unexpected, start-up issues: the most significant being the handling of ore through an incomplete ore pass system.

Target's new metallurgical plant experienced initial problems, including premature wear of its mill liners, which resulted in a six day stoppage for these to be replaced. Underground ore production was sufficient to feed the mill. Underground development, containing lower grade material, was satisfactory, but resulted in lower than planned mill feed grades, as waste/reef separation remained difficult. The treated tonnage contained a yield of 7,96g/t versus a plan of 8,99g/t. The gold sales for May and June 2002 amounted to 1 374kg and the mine milled 172 500 tonnes. During June 2002 the milled throughput improved to 94 000 tonnes.

Despite these issues, Target's cash cost in May and June 2002 averaged US$156 an ounce of gold.

The mine also incurred certain one-off costs during its start-up phase, including the finalisation of some transport and logistical issues, higher maintenance costs and the cost of acquiring new liners for the mill. The end result of all of the above was that during the last two months of the year, post capitalisation, Target had an operating loss of R4 million, net of amortisation of R33 million.

Capital expenditure for the year amounted to R405 million (R586 million). The project has been completed within the R2,1 billion budget.

The forthcoming year will be challenging as the mine works towards sustained production at design capacity. Particular attention will be paid to ore tonnages hoisted and grade control.



# REVIEW OF OPERATIONS



**SECTIONS OF THE ETC MINING COMPLEX HAVE BEEN OPERATING FOR OVER 100 YEARS. TODAY THESE THREE MINES PRODUCE ABOUT 90 000 OUNCES OF GOLD A YEAR. IT REMAINS THE OBJECTIVE TO RAISE GOLD SALES TO 100 000 OUNCES A YEAR AT A COST OF BELOW US$200/OZ**

## ETC

The maintenance of infrastructure, as well as the consistency of the mined grades, are key variables to future success at ETC. Considerable effort to ensure that these key aspects are effectively managed and enhanced to maintain profitability has been the focus at the mines over the last year.

The substantial increase in the rand gold price during the year led to a decision to discontinue the mine's sale process. The mine subsequently finalised a restructuring process resulting in the closure of certain lower grade sections of the mine and most of the Sheba mine infrastructure with an emphasis on mining less uneconomic lower grade ore. As a consequence, 248 employees were retrenched at a cost of R4,7 million.

After closing the lower grade sections at Fairview, the planned mining grades at Fairview and Sheba mines were achieved on a consistent basis, but lower grades resulted in less gold being contributed by the New Consort mine. ETC is addressing this concern by changes to its mining plan.

ETC's current operating plan demonstrates that this mine will remain profitable for the foreseeable future. Development work at the mine has changed the mining strategy regarding the use of the Sheba infrastructure. Following development access, most of the Sheba orebody will now be mined using the Fairview infrastructure, resulting in better utilisation of resources and lower costs. It remains the challenge of mine management to ensure the sustainability of tonnage and grade.

ETC's three mines – Sheba, New Consort and Fairview – milled a total 315 523 tonnes (309 506 tonnes) for the year at an average yield of 8,89g/t (9,18g/t). Gold sales were lower at 2 805kg (2 842kg) and the cash cost increased in rand terms to R69 805/kg (R58 698/kg), but declined in dollar terms to US$215/oz (US$241/oz). A total of R17 million (R19 million) was spent on capital expenditure.



**THE PARADISE PROPERTY IS LOCATED IMMEDIATELY NORTH OF THE CURRENT TARGET MINE, SOME 500 METRES FROM THE END OF TARGET'S UNDERGROUND DECLINES**

## NORTHERN FREE STATE EXPLORATION

The current Paradise surface exploration drilling programme has been completed. The results to date confirmed that the Eldorado Fan does indeed extend northwards onto the Paradise farm as previously envisaged. The drilling not only delineated the most important geological structures, but also better defined the extension of the fan.

The ore resource model is currently being updated and this information will be published during October 2002.

The results from the two exploration drilling rigs, ERO 5 and ERO 6, have also provided valuable structural information, which confirms the original model based on the surface seismic survey. These results will be combined with the final results of the underground exploration drilling from the end of the Target mine declines, which will allow the resources, previously based on surface drilling results only, to be augmented.

External consultants will confirm the update to the resource statement.

Prior to the drilling programme being started, a pre-feasibility study had been completed within a 25 per cent accuracy level on the Paradise area resource base. This study has indicated that a production shaft, which will have a capacity of between 175 000 and 200 000 tonnes of ore per month, will be the most suitable option to access this orebody with a production of some 500 000 ounces of gold a year. The anticipated capital expenditure would exceed R2 billion. Most importantly, mine life will be over 40 years.

All this information will be collated and assessed and pending the outcome, a decision could be made to proceed with a full feasibility study.

# MINERAL RESOURCES AND RESERVES

at 30 June 2002

| Mineral reserves | | | | Gold | Gold | Gold |
|---|---|---|---|---|---|---|
| **Operating divisions (underground)** | | Category | Tonnes | g/t | kg | Moz |
| Target | | Proved | 5 662 000 | 10,37 | 58 732 | 1,89 |
| | | Probable | 2 302 000 | 8,51 | 19 583 | 0,63 |
| ETC – New Consort, Sheba, Fairview | | Proved | 845 000 | 10,59 | 8 950 | 0,29 |
| | | Probable | 1 093 000 | 8,59 | 9 394 | 0,30 |
| Total underground mineral reserves | | | 9 902 000 | 9,76 | 96 659 | 3,11 |
| Surface | | | | | | |
| Target | Waste dumps | Probable | 3 452 000 | 0,66 | 2 278 | 0,07 |
| ETC | Tailings dumps | Probable | 3 429 000 | 1,89 | 6 485 | 0,21 |
| Total surface mineral reserves | | | 6 881 000 | 1,27 | 8 763 | 0,28 |
| **Grand total mineral reserves** | | | **16 783 000** | **6,28** | **105 422** | **3,39** |
| **Mineral resources (exclusive of mineral reserves above)** | | | | | | |
| **Operating divisions (underground)** | | | | | | |
| Target | | Measured | 6 108 000 | 5,78 | 35 291 | 1,14 |
| | | Indicated | 6 836 000 | 7,20 | 49 224 | 1,58 |
| | | Inferred | 13 154 000 | 6,88 | 90 530 | 2,92 |
| ETC – New Consort, Sheba, Fairview | | Measured | 1 490 000 | 7,98 | 11 888 | 0,38 |
| | | Indicated | 205 000 | 6,69 | 1 371 | 0,04 |
| | | Inferred | 1 305 000 | 10,80 | 14 097 | 0,45 |
| ETC – Dormant sections | | Measured | 412 000 | 5,27 | 2 172 | 0,07 |
| | | Indicated | 1 424 000 | 4,56 | 6 492 | 0,21 |
| | | Inferred | 2 598 000 | 3,95 | 10 265 | 0,33 |
| Subtotal | | | 33 532 000 | 6,60 | 221 330 | 7,12 |
| **Exploration areas** | | | | | | |
| Northern Free State | | Indicated | 71 077 000 | 8,24 | 585 674 | 18,83 |
| | | Inferred | 246 737 000 | 6,74 | 1 664 127 | 53,50 |
| Subtotal | | | 317 814 000 | 7,08 | 2 249 801 | 72,33 |
| Total underground mineral resources | | | **351 346 000** | **7,03** | **2 471 131** | **79,45** |
| **Surface** | | | | | | |
| Target | Waste dumps | Indicated | 8 526 000 | 0,57 | 4 884 | 0,16 |
| ETC | Calcine dumps | Indicated | 273 000 | 12,97 | 3 541 | 0,11 |
| Total surface mineral resources | | | 8 799 000 | 0,96 | 8 425 | 0,27 |
| **Grand total mineral resources** | | | **360 145 000** | **6,88** | **2 479 556** | **79,72** |

Notes:
1. Mineral resources are calculated exclusive of mineral reserves.
2. All tonnages reflected are metric tonnes.
3. The mineral resources for the northern Free State and Target do not include the results of the Paradise drilling programme recently undertaken immediately north of Target to add further Elsburg Reefs, as mined at Target, to the indicated mineral resource base. The results will be available during October 2002.

# MINERAL RESOURCES AND RESERVES

at 30 June 2002 (continued)

| | | ETC | | | TARGET |
|---|---|---|---|---|---|
| PARAMETERS | MEASURE | NEW CONSORT | SHEBA | FAIRVIEW | |
| Gold price | Rand/kg | 93 000 | 93 000 | 93 000 | 93 000 |
| Pay limit | g/t | 8,76 | 9,10 | 9,10 | 4,00–7,00[1] |
| Block factor | % | 91,0 | 100,0 | 96,8 | n/a |
| Mine call factor | % | 92,0 | 98,0 | 95,0 | 92,0 |
| Plant recovery | % | 91,88 | 90,47 | 90,47 | 96,7 |

[1] *Pay limit varies within the range given dependent on the mining method and orebody geometry.*

In-situ mineral resources were estimated at the following cut-off grades:

| | |
|---|---|
| Target | 2,0g/t |
| Target Exploration | 3,0g/t |
| ETC | 3,0g/t |

Avgold's method of reporting mineral resources and mineral reserves conforms to the South African Code for Reporting Mineral Resources and Mineral Reserves (SAMREC Code) and the Australian Institute of Mining and Metallurgy Joint Ore Reserves Committee Code (JORC Code).

The convention adopted in this report is that mineral resources are reported exclusive of that portion of the total mineral resource converted to a mineral reserve. Underground resources are in-situ tonnages at minimum mining width and surface resources are estimated as in-situ tonnages.

Underground mineral reserves reflect milled tonnages while surface mineral reserves are in-situ tonnages. Both are quoted at the grade reporting to the mill.

Differences in underground reserves when compared with last year can be attributed to:

- production during the past year;
- the different exchange rates used in the estimation of the gold price, R10,50 = US$1 (R7,50 = US$1);
- variations in pay limits;
- a more detailed knowledge of the Target reserves and resources through intensive and ongoing diamond drilling on the northern portion of the Eldorado Fan, between the Dam Fault and the Blast Fault.

Differences in resources can be attributed to:

- shifting of resources to reserves and geological re-interpretation and re-evaluation of resources in Target and ETC due to routine underground diamond drilling and development.

The evaluation method used at ETC is inverse distance with block sizes ranging from 20m*20m to over 100m*100m for indicated mineral resources and inferred mineral resources. The conventional weighted mean method is applied for the measured mineral resources. In the Target mine ordinary kriging is utilised with a block size generally of 20m*10m. In the Target and Sun exploration areas the Sichel-t estimator is applied.

The competent person with overall responsibility for the compilation of the mineral reserves and resources is Dr F A Camisani-Calzolari, (PrSciNat). He is a private consultant employed on contract by Anglovaal Mining Limited.

The following competent persons were involved in the calculation of mineral resources and reserves. All are Avgold employees unless otherwise specified:

### TARGET

| Resources | Reserves |
|---|---|
| Mine | |
| Dr W D Northrop, PrSciNat | N Schwab, Pr Eng |
| A du P Ferreira, PrSciNat | D Heyl, Pr Eng |
| | C P De Villers, Pr Eng |
| | N Muller, Pr Eng |
| Northern Free State | |
| L Carter, MGASA* | n/a |
| R Tucker, PrSciNat | |
| V Duke, Pr. Eng | |

### ETC

| Resources | Reserves |
|---|---|
| F Chadwick, PrMs | F Chadwick, PrMs |
| R M Carey, PrSciNatTnl | |
| R P le Roux, PrSciNat | |
| C L Robus, PrSciNat | |
| C N Rippon, PrSciNat | |

*Private consultant

All the competent persons are members of either SACNASP, ECSA or PLATO and have in excess of five years' experience relevant to the style of mineralisation and type of deposits under consideration.

Snowden Mining Industry Consultants have audited the resources of Target mine and the rest of the northern Free State.

Maps, plans and reports supporting resources and reserves are available for inspection at Avgold's registered office and at the relevant mines.

### Definitions

*The definitions of Resources and Reserves, quoted from the SAMREC CODE, are as follows:*

A **'mineral resource'** is a concentration [or occurrence] of material of economic interest in or on the Earth's crust in such form, quality or quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated and measured categories.

# MINERAL RESOURCES AND RESERVES

at 30 June 2002 (continued)

An **'inferred mineral resource'** is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

An **'indicated mineral resource'** is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A **'measured mineral resource'** is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A **'mineral reserve'** is the economically mineable material derived from a measured and/or indicated mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proved mineral reserves.

A **'probable mineral reserve'** is the economically mineable material derived from a measured and/or indicated mineral resource. It is estimated with a lower level of confidence than a proved mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

A **'proved mineral reserve'** is the economically mineable material derived from a measured mineral resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Dr F A Camisani-Calzolari
July 2002

## SAFETY, HEALTH AND THE ENVIRONMENT (SHE)

### *SHE management*

In creating value for shareholders, management not only considers but cares about all employees, the environment and the communities in which Avgold operates. Improved performance and productivity always results from working safely and taking due regard of the environment. Avgold's approach to SHE is to pre-empt rather than to react to occupational health and safety problems. Managers and representatives from all employee bodies work together towards common objectives. Progress regarding all SHE related activity is monitored via quarterly meetings with senior managers.

| Division | No of employees* | Medical surveillance programme | Responsible persons | Environmental management system | Responsible persons |
|---|---|---|---|---|---|
| ETC | 1 630 | Yes | Dr J Dirks | Yes | C Grobelaar |
| Target | 2 428 | Yes | Dr L Hugo | Yes | F Muller |

*Includes all contractors

Occupational health is receiving the attention it deserves. Qualified occupational medical practitioners oversee the quality and integrity of the medical surveillance programmes.

Risks are managed using appropriate risk assessment processes, suitable codes of practice and effective training so that these risks are eliminated or controlled. Both internal and external audits ensure adequate levels of compliance and the effectiveness of corrective measures. The results of any audit are fed back to management to allow the respective strategies, codes of practice (standards), job descriptions and training programmes to be revised.

Avgold promotes responsible standards for environmental performance in the mining industry, but at the same time, advocates a balance between economic development and environmental protection.

### *Achievements*

Target achieved a million surface fatality free shifts on 26 July 2001 and again on 1 March 2002 and also achieved the Mine Health and Safety Council's 1 000 Fatality Free Production Shifts Award.

### Safety

All employees continuously strive for safe and healthy working places. Relevant supervisory employees confirm that working areas and equipment are safe and that employees follow safe and efficient working procedures. Full commitment is required of all employees and innovation with regard to safety is encouraged. The table below shows the number of occupational injuries during the year:

| | Fatalities | | Reportables | | Lost day cases | | Dressings | |
|---|---|---|---|---|---|---|---|---|
| | ETC | Target | ETC | Target | ETC | Target | ETC | Target |
| 1st Quarter | 0 | 0 | 1 | 4 | 6 | 16 | 101 | 85 |
| 2nd Quarter | 0 | 0 | 2 | 2 | 8 | 11 | 92 | 87 |
| 3rd Quarter | 0 | 0 | 2 | 4 | 9 | 20 | 72 | 151 |
| 4th Quarter | 1 | 0 | 3 | 9 | 15 | 35 | 62 | 138 |
| TOTAL | 1 | 0 | 8 | 19 | 38 | 82 | 327 | 461 |

(continued)

*Fatality*

There was one fatal accident during the year, which occurred at ETC on 18 March 2002. Mr Aaron Josef Ndhlovu died of multiple injuries from a fall of ground. His death is a tragedy and on behalf of Avgold the board of directors has extended its condolences to his family and friends.

Reportable injuries are occupational injuries, which result in the affected employee not being able to carry out his/her regular job for 14 days or more. ETC and Target recorded 8 and 19 reportable injuries respectively for the period. The basic causes of these accidents are as shown below:

**Occupational injuries - 2002**


Slip and fall (26%)
Fall of ground/rolling rock (22%)
Equipment handling (26%)
Other (26%)

The Lost Day Injury Frequency Rate (LDIFR) reflects the number of lost day cases per million man-hours worked. It is a measure of performance common to most international mining companies. The LDIFR for Avgold is reflected in the graph below. A pleasing downward trend is evident.

**Lost Day Injury Frequency Rate (LDIFR)**


40
35
30
25
20
15
10
5
0
LDIFR
1999
2000
2001
2002

| | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|
| ETC | 22,8 | 37,0 | 16,0 | 8,9 |
| Target | 18,6 | 15,2 | 10,6 | 10,9 |
| Avgold | 20,8 | 25,1 | 13,0 | 10,1 |

## Health

*HIV/AIDS*

Avgold is acutely aware of the threat of HIV and AIDS to its employees, their families and the wider community.

Recognising the impact that the HIV/AIDS epidemic has, and will have, on the productivity and prosperity of the company, Avgold has devised a comprehensive strategy to control the impact of the disease on its operations. Avgold is very aware of the psychosocial needs of its workforce and the humanitarian aspects of providing help and support to those employees and their families stricken with HIV/AIDS. Research findings, internally and externally, indicate that early treatment improves the quality and length of life.

Specific pre-employment screening for HIV is not conducted. Employees who become HIV positive will continue to be employed until such time as it becomes medically advisable that they stop working. Discrimination, victimisation or harassment of infected employees is not tolerated, and confidentiality of afflicted employees is upheld. The company firmly believes that educating employees on AIDS is the most effective way of preventing the spread of the disease. Employees are exposed to AIDS education through videos, brochures, pamphlets, posters and lectures, and concerned employees are encouraged to seek confidential assistance.


Strategy and management
Prevention
Employees living with HIV
Benefits
Continued employment
Testing and tracking

The graphic above shows five key elements, essential to Avgold's HIV/AIDS prevention strategy, and outcomes for each of these elements have been described for all operations.

Avgold's board of directors stands fully behind its HIV/AIDS strategy, and is committed to introducing measures that promote both business sustainability and humane working conditions in the face of the HIV/AIDS epidemic. The primary aim of the strategy is to prevent new infections and care for those already infected.

*Medical facilities*

Medical facilities are available for all employees. Health care personnel are stationed at various centres to attend to general health and minor injuries. More serious cases are referred to the respective hospitals that are available. Patients requiring intensive care treatment in the ETC area are transferred to the Rob Ferreira hospital in Nelspruit. At Target, the St Helena hospital was semi-privatised a year ago and easily caters for all the medical needs of the mines in the Welkom goldfield.

(continued)

*Medical surveillance*

All medical surveillance examinations completed during the year are captured in the table below. The high number of exit examinations at ETC relates to the recent retrenchment programme implemented at the mine during the last year.

| | Initial examinations | | Periodical examinations | | Exit examinations | |
|---|---|---|---|---|---|---|
| | *ETC* | *Target* | *ETC* | *Target* | *ETC* | *Target* |
| 1st Quarter | 374 | 889 | 294 | 555 | 21 | 374 |
| 2nd Quarter | 78 | 561 | 281 | 646 | 35 | 622 |
| 3rd Quarter | 106 | 309 | 338 | 669 | 64 | 704 |
| 4th Quarter | 127 | 249 | 260 | 653 | 267 | 240 |

*Tuberculosis*

The graph below shows the number of new pulmonary tuberculosis cases being treated every month. Although no concerning trend is evident, the incidence of pulmonary tuberculosis is monitored closely at ETC. This is because recent prevalence testing has shown a much greater incidence of HIV infected employees than at Target, where the rate of infections is much lower than generally found at other South African mines.

**New Cases of Pulmonary Tuberculosis**


NEW CASES PER MONTH
0
1
2
3
4
5
6
Jul 01
Aug 01
Sept 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
Mar 02
Apr 02
May 02
Jun 02

| | Jul 01 | Aug 01 | Sept 01 | Oct 01 | Nov 01 | Dec 01 | Jan 02 | Feb 02 | Mar 02 | Apr 02 | May 02 | Jun 02 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ETC | 1 | 3 | 3 | 2 | 1 | 2 | 0 | 3 | 1 | 4 | 1 | 0 |
| TARGET | 1 | 2 | 1 | 1 | 1 | 2 | 0 | 3 | 0 | 2 | 0 | 3 |

(continued)

*Noise*

Hearing conservation programmes are in place at both operations. All employees are provided with hearing protection devices (earplugs and earmuffs) that comply with SABS standards. Audiometric tests are carried out on every employee each year and when necessary, they are referred to an ear specialist for further screening. ETC and Target have conducted 2 315 and 6 708 audiometric screening tests, respectively, since the start of the financial year. The graph below shows the percentage of tested employees referred each month.

**Percentage of Audiometric Screening Referrals**



| | Jul 01 | Aug 01 | Sep 01 | Oct 01 | Nov 01 | Dec 01 | Jan 02 | Feb 02 | Mar 02 | Apr 02 | May 02 | Jun 02 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ETC | 0,00 | 1,62 | 0,84 | 0,00 | 1,98 | 0,00 | 2,55 | 1,18 | 3,00 | 3,10 | 2,66 | 0,89 |
| TARGET | 0,00 | 0,18 | 0,48 | 0,32 | 0,55 | 0,00 | 1,73 | 1,11 | 0,64 | 0,52 | 0,00 | 0,78 |

*Dust*

Dust sampling assists the mining industry in controlling dust levels underground by identifying working places where dust levels are relatively high and where remedial action is required. It is worth noting that the mean dust count for South African mines has reduced by approximately 33 per cent since the 1960s. Avgold's gravimetric sampling results in the table below indicate that current dust suppression measures are effective. The Air Quality Index (AQI) must be less than 1.

| | Stoping | | Development | | Other areas | |
|---|---|---|---|---|---|---|
| | ETC | Target | ETC | Target | ETC | Target |
| 1st Quarter | 0,07 | 0,54 | 0,19 | 0,50 | 0,11 | 0,32 |
| 2nd Quarter | 0,12 | 0,19 | 0,24 | 0,04 | 0,15 | 0,08 |
| 3rd Quarter | 0,20 | 0,33 | 0,36 | 0,15 | 0,16 | 0,47 |
| 4th Quarter | 0,15 | 0,37 | 0,27 | 0,38 | 0,17 | 0,14 |

*Heat*

Heat stress management is a comprehensive programme for the control of the exposure of underground employees to heat. It incorporates a short duration screening procedure and various other precautions, which allow natural acclimatisation underground. Employees who are required to work underground are subjected to a Heat Tolerance Screening test (HTS). After passing the HTS test they proceed to Natural Acclimatisation Underground (NAU). Employees who fail the HTS on their first attempt are not employed underground.

| | Unit | ETC | Target |
|---|---|---|---|
| Weighted depth (tonnes and depth) | mbs | 1 105 | 2 225 |
| Virgin rock temperature at weighted depth | °C | 29,5 | 52,5 |
| *Average temperature of development ends** | °C (W/B) | 30,4 | 28,5 |
| *Average temperature of stope faces** | °C (W/B) | 29,4 | 28,5 |
| Heat related cases | Number | 14 | 4 |

**People are withdrawn if this number exceeds 32,5 °C.*

The table above shows that Target is a cooler mine despite it being deeper. This is as a result of the enormous amount of cooling provided by state of the art refrigeration systems. A new booster fan commissioned at ETC has resulted in a significant improvement in working conditions underground at Fairview and Sheba.

**Environment**

The right to a clean environment is entrenched in South Africa's constitution. Avgold's Environmental Trust Fund (table below) serves to ensure that funds are available to rehabilitate the environment when mining operations cease.

| Division | Amount required for closure | Amount in Trust Fund | Shortfall covered by business plan* |
|---|---|---|---|
| ETC | R34 million | R19 million | R15 million |
| Target | R42 million | R27 million | R15 million |

**The business plan provides for sufficient funds to cover these shortfalls.*

Approval for all three of ETC's Environmental Management Programme Reports (EMPRs) is still awaited. Nevertheless, Avgold has proceeded with its efforts on rehabilitation. The table below shows Avgold's expenditure on rehabilitation during the year:

| | ETC | Target |
|---|---|---|
| Operating expenditure on non-closure issues | R400 000 | R104 000 |
| Trust Fund expenditure issues related to final closure | Nil | R6 981 000 |

*Environmental progress*

At ETC:

The two large slimes dump retreatment projects at ETC's Sheba and New Consort mines, to reduce the impact on surface water quality, are almost complete. Slime dams in close proximity to the Fever Creek and Noordkaap River, respectively, were relocated to more environmentally acceptable sites.

ETC regularly analyses water discharging to the environment to ensure that the quality meets the General Standard as set by Regulation 991 of 1984 and reports these results to the Department of Water Affairs (DWAF) every six months.

At Target:

- Progress on grassing the tailings dump and on planting trees exceeded expectations.
- Numerous buildings and other mining structures have been demolished and the land has been rehabilitated.
- A solid waste disposal site and the railway line have also been rehabilitated.
- The old Loraine mine metallurgical plant has been demolished.

## EMPLOYMENT EQUITY

The company's goals for the implementation of its employment equity strategy include the elimination of all discriminatory practices, direct or indirect, and all forms of unfair sexual discrimination. Avgold is also committed to removing any barriers that unfairly restrict employment and development opportunities, and to improving representation of designated groups at all levels to meet its long-term objective of reflecting the demographics of the regions in which it operates. The company is committed to making clear development and advancement opportunities available to all employees. These goals are seen as business imperatives.

The company has initiated a process for the accelerated development of employees, in compliance with the Employment Equity Act. This process is intended to address the existing equity imbalances as quickly as possible.

Avgold set up a transformation committee chaired by the company chairman to define targets and strategy for meaningful transformation. The committee met regularly throughout the year to set targets for Avgold. National and industry demographics and Group profiles were assessed, Group succession plans were reviewed to identify positions pledged for Employment Equity replacements and Group targets were identified per level.

Operations have set out their own strategies for the achievements of the targets. Reporting on progress against plan is done on a six monthly basis.

In compliance with Section 22 of the Employment Equity Act, the table below summarises the progress report as submitted to the Department of Labour, setting out the occupational categories as at 30 June 2002 compared to the 2004 target.

| Occupational categories | 30 June 2002 | | | Target 2004 | |
|---|---|---|---|---|---|
| | White | Designated groups | % EE | White | Designated groups |
| Legislators, senior officials and managers | 9 | 1 | 10 | 80% | 20% |
| Professionals | 92 | 6 | 6 | | |
| Technicians and associate professionals | 219 | 53 | 19 | 60% | 40% |
| Clerks | 2 | 42 | 95 | | |
| Craft and related trade workers | 92 | 30 | 25 | 50% | 50% |
| Plant and machine operators and assemblers | 55 | 361 | 87 | | |
| Elementary occupations | 0 | 345 | 100 | | |



# CORPORATE GOVERNANCE

## Introduction

The board of directors recognises the need for effective systems of corporate governance and continues to focus on the establishment and implementation of generally accepted corporate governance systems and structures.

## Code of Corporate Practices and Conduct

Avgold's board endorses and, for the period under review, believes that, in all material respects, the company complied with the Code of Corporate Practice and Conduct set out in the King Report. The directors have considered the implications of the Code of Corporate Practice and Conduct set out in the King II report on corporate governance (King II) and where appropriate, has implemented some of the recommendations. Areas requiring further attention will be considered by the board during the 2003 financial year. The board subscribes to the principles of openness, integrity and accountability. It is committed to providing timeous, relevant and meaningful reporting to all stakeholders. This reporting and the nature of the information provided is in a format that is deemed to be most relevant to the respective stakeholders.

## Board of directors

| | *Meetings attended* |
|---|---|
| R P Menell (Chairman) | 6 |
| D N Murray (Managing director) | 6 |
| D N Campbell | 5 |
| D D de Beer (resigned on 30 June 2002) | 5 |
| J J Geldenhuys | 6 |
| B M Menell (resigned on 30 June 2002) | 4 |
| W A Nairn | 5 |
| G S Potgieter | 6 |
| G J Robbertze | 5 |
| J C Steenkamp | 6 |
| J Thomas (Mrs) | 5 |

Avgold has a unitary board structure of nine directors, comprising three executive directors and six non-executive directors. The board is chaired by a non-executive director.

The directors have a wide range of skills and experience, which are brought to bear for the benefit of the company. The non-executive directors exercise their judgement independently and are actively involved in board deliberations and decisions. The directors are committed to the principles of corporate discipline, transparency, independence, accountability, responsibility, fairness and social responsibility.

The board has established a number of committees and, through its various board committees, it retains full and effective control over the company. Non-executive directors play an active role in the various committees.

The board meets at least quarterly. Additional meetings are arranged as and when necessary. During the year to 30 June 2002, the board met on six occasions.

All directors are subject to retirement by rotation and re-election by shareholders at least once every three years in accordance with the company's articles of association. In addition, all directors are subject to re-election by shareholders at the first annual general meeting following their appointment. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the annual general meeting to enable shareholders to make an informed decision in respect of *their re-election.*

Executive directors do not have service contracts with the company.

Details of the directors presently constituting the board appear on page 59 of this report.

### Audit Committee

| | *Meetings attended* |
|---|---|
| J J Geldenhuys (Chairman) | 4 |
| D D de Beer (resigned on 30 June 2002) | 3 |
| R P Menell | 3 |
| D N Murray | 4 |
| Mrs J Thomas (appointed on 23 July 2002) | – |

Following the resignation of Mr D D de Beer as chairman and member of the committee, Mr Geldenhuys was appointed chairman and Mrs J Thomas as a member with effect from 23 July 2002. The committee comprises three non-executive directors and one executive director and during the year to 30 June 2002, the committee met on four occasions. The meetings are attended by the financial director, head of internal audit and the external audit partner, all of whom have unrestricted access to the chairman. The committee has a formal charter which has been approved by the board. In providing assurance to the board on financial matters and reporting, the committee considers, *inter alia*, whether financial statements and accounting policies meet acceptable accounting standards, issues arising from the external audits, the scope and results of internal audits and the existence and quality of internal controls. An audit plan is agreed annually based upon the relative degree of risk inherent in each function. All important findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the board.

### Remuneration Committee

| | *Meetings attended* |
|---|---|
| R P Menell (Chairman) | 2 |
| D D de Beer (resigned on 30 June 2002) | 2 |
| J J Geldenhuys | 2 |
| D N Murray | 2 |

The Remuneration Committee consists of two non-executive directors (one of whom serves as chairman) and the managing director and, during the year to 30 June 2002, the committee met on two occasions. The committee is responsible for making recommendations to the board for ensuring that the company's executives and managers are appropriately rewarded for their contributions to the company's performance. The committee is also responsible for considering remuneration levels and conditions of service throughout the company in order to ensure that they are fair and accord with the company's remuneration philosophy and to recommend to the board the level of fees to be paid to directors who serve on the board and board committees.

The directors currently receive board fees at the rate of R55 000 per annum for the chairman and R40 000 per annum for each of the other directors. Directors who serve as members on the Audit and Remuneration committees receive fees at the rate of R18 000 per annum for the chairman and R12 000 per annum for each of the other members, and R9 000 per annum for the chairman and R6 000 per annum for each of the other members, respectively. Individual disclosure of the emoluments of executive and non-executive directors of the company is incorporated on pages 36 and 37 of this report.

### Executive Committee

The Executive Committee consists of nine members, three of whom are executive directors. This committee is responsible for recommending strategies and policies to the board and, when approved, for their subsequent implementation and monitoring. It deals with all executive business of the company, maintains effective management of the operations on a day-to-day basis, co-ordinates and monitors the use of resources to achieve the company's objectives. During the year to 30 June 2002, the committee met on eight occasions. Members of the committee contribute a diverse range of professional skills across the broad spectrum of the company's activities.

### Hedge Committee

The committee, chaired by the financial director, meets every fortnight (and more often as necessary) with Standard Risk and Treasury Management Services (SRTMS) to review market conditions and existing and future hedging strategies. Where necessary, SRTMS implements decisions taken. SRTMS does not perform an executive or decision-making role. Advice is also sought from other outside advisers on a continuous basis. During the year to 30 June 2002 the committee met twenty five times.

The Hedge Committee operates within clearly defined parameters set by the board.

### Risk Committee

The company's risk initiatives are addressed within the Anglovaal Mining Limited (Avmin) Group Risk Committee which assists the Avgold board of directors in the discharge of its duties in relation to risk matters, providing assurance that:

- the broader strategic and significant business risks facing the company are identified together with assurance regarding their attendant controls,
- the total process of risk management is effectively designed, implemented and monitored,
- the process is integrated into the day to day activities of the companies, and
- ongoing consultation takes place between the Risk Committee and the Avgold Audit Committee.

KPMG Management Assurance Services attend the management committee meetings and provide assistance that these risk initiatives are appropriately focused.

The committee has engaged the services of independent risk engineering consultants who continue to grade each operation against international risk standards for fire, security, engineering, commercial, crime, contingency planning and mining, and to monitor whether these practices meet the set criteria. The committee is also responsible for ensuring that appropriate financial and insurance mechanisms comprehensively protect the Group against catastrophe risk.

### Company secretary

The company secretary, appointed by the board, is required to provide the directors of the company, collectively and individually, with guidance as to their duties, responsibilities and powers. The company secretary is also required to ensure that directors are aware of all laws, legislation, regulations and corporate governance issues relevant to, or affecting the company and reporting at any meetings of the shareholders of the company or of the company's directors. All directors have access to the advice and services of the company secretary and are also entitled to obtain independent professional advice at the company's expense, should they deem it necessary.

The secretary is also required to ensure that minutes of all shareholders' meetings, directors' meetings and the meetings of the various committees of the board of directors are properly recorded in accordance with section 242 of the Companies Act. These minutes are circulated to members of the board and the board sub-committees.

### Internal audit

The company utilises the services of Avmin's internal audit department. This is an independent appraisal function established to assist the board and members of management in the effective discharge of their responsibilities through an independent examination and evaluation of the company's activities, business risks and systems of internal control. The internal audit function exists with the full support and co-operation of the board and management. Any material or significant control weaknesses identified by the internal audit function are brought to the attention of management and the Audit Committee for consideration and the necessary remedial action is taken.

### Internal control

The directors are of the opinion, based on the information and explanations given by management, the internal auditors and comment by the external auditors on the results of their audits, that the internal accounting controls are adequate, so that the financial records may be relied upon for the preparation of the financial statements and maintaining accountability for assets and liabilities.

The directors believe that, in all material respects, assets are protected and used as intended with appropriate authorisation. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of the controls, procedures and systems has occurred during the year under review.

### Safety, health and environmental management

The Executive Committee is responsible for establishing sound policies, practices and guidelines for safety, health and environmental management at the company's operations.

A separate report is reflected on pages 18 to 24.

### *Communication*

Avgold is committed to open communication with all its stakeholders. It is recognised that open and effective communication within the organisation is essential if management and employees are to have the information they need to understand what is required of them. Communication processes have been designed to assist this process.

### Insider trading and closed periods

Directors and officers notify the company secretary of all dealings in shares of the company whether traded directly or indirectly by them and a report thereon is tabled at each board meeting. Directors are reminded of their obligations at each board meeting. In addition, no director or officer may trade in Avgold's shares during the "closed period" which period has been determined by the board and includes the period between the end of the cost month of each quarterly reporting period and financial year end and the publication of the results for such periods. Where appropriate, dealing is also restricted during sensitive periods when major transactions are being negotiated and a public announcement is imminent.

### Code of ethics

The company's business practices and conduct are guided by core values and ethical considerations and compliance with legislation. It requires all directors and employees to act with the utmost good faith, integrity and in the best interests of the company in all transactions and with all stakeholders with whom they interact.

CONTENTS





# DIRECTORS' APPROVAL

**Directors' responsibility**

The directors of the company are responsible for preparing the annual financial statements for submission to shareholders. The directors are responsible for ensuring that the financial statements fairly present the results of the company.

The auditors are responsible for independently reviewing and reporting on these annual financial statements.

The annual financial statements, approved by the board on 27 August 2002, comprise the following:

Report of the independent auditors,

Certificate by secretary,

Directors' report,

Income statement,

Balance sheet,

Cash flow statement,

Statement of shareholders' equity,

Accounting policies,

Notes to the fincncial statements.

On behalf of the board

R P MENELL

*Chairman*

D N MURRAY

*Managing director*

Johannesburg

27 August 2002

## REPORT OF THE INDEPENDENT AUDITORS

To the members of Avgold Limited

We have audited the annual financial statements of Avgold Limited set out on pages 34 to 54 for the year ended 30 June 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

### Scope

We have conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

### Audit opinion

In our opinion the financial statements fairly present, in all material respects, the financial position of the company at 30 June 2002 and the results of its operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act.

KPMG Inc

*Chartered Accountants (SA)*

Johannesburg

27 August 2002

## CERTIFICATE BY SECRETARY

I certify that the requirements as stated in section 268G(d) of the Companies Act, as amended, have been met and that all returns, as required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up to date.

S E Sather

*Company secretary*

Johannesburg

27 August 2002

# DIRECTORS' REPORT

for the year ended 30 June 2002

## Business of the company

The business of the company is to explore for, develop and operate gold mines. The company is currently conducting gold mining operations at its ETC and Target divisions situated in the Mpumalanga and Free State provinces, respectively. Development of the Target mine was completed during the latter part of the year and the mine commenced production in May 2002. The company's shares are listed on the JSE Securities Exchange South Africa. The company's holding company is Anglovaal Mining Limited.

## Review of operations

The review of the company's business and operations for the year ended 30 June 2002 is contained in the discussion reflected on pages 10 to 13.

At 30 June 2002 the borrowing powers of the company and its subsidiaries were limited to R1 billion. Borrowings at that date amounted to R674 million of which R548 million were long-term and R126 million were short-term.

## Share capital

The company's authorised share capital was unchanged during the year. The following changes to the company's issued share capital took place during the year under review:

- A total of 7 159 231 ordinary shares were issued as a result of participants exercising their options in terms of the company's share option scheme.

Full details of the authorised, issued and unissued share capital and the share premium are shown on page 43 of this report.

## Subsidiaries not consolidated

The balance sheets and income statements of foreign subsidiaries and branches, all of which were involved in exploration (now ceased), are not material and are not consolidated in these financial statements. Exploration expenditure was expensed in these financial statements as incurred.

## Property, plant and equipment

At 30 June 2002 the company's property, plant and equipment reflected a net balance of R2 883 million, comprising:

| | R million |
|---|---|
| Target | 2 283 |
| ETC | 301 |
| Northern Free State | 299 |

The directors have reviewed the long-term recoverability of the carrying value of the property, plant and equipment based on the existing hedge book and a current rand gold price of R103 559/kg and management's best estimate of future mine plans. No write-downs are considered necessary.

# DIRECTORS' REPORT

for the year ended 30 June 2002 (continued)

### Directors' responsibilities relating to annual financial statements

The directors are required by the Companies Act to prepare annual financial statements, which fairly present the state of affairs of the company as at the end of the financial year and the results for the period, in conformity with South African Statements of Generally Accepted Accounting Practice. The annual financial statements incorporate responsible disclosure and are based on appropriate accounting policies, which have been consistently applied and which are supported by reasonable and prudent judgements and estimates. The directors are consequently responsible for the integrity of the financial statements and related information included in this document. The external auditors are responsible for independently auditing and reporting on the fair presentation of the financial statements.

In order for the board of directors to discharge its responsibilities, management continues to maintain and improve systems of internal control. The board has ultimate responsibility for the systems of internal control.

The systems of internal control include internal financial controls designed to be cost effective and to provide reasonable, but not absolute, assurance that assets are safeguarded and transactions are executed and recorded in accordance with generally accepted business practices and the company's policies and procedures. The controls include the proper delegation of responsibilities within a clearly defined framework, adequate segregation of duties, effective accounting procedures and comprehensive financial reporting and analysis against approved budgets.

The effectiveness of the systems of internal financial control is considered by the company's Audit Committee, primarily through comprehensive reviews and testing by internal audit and the external auditors' reviews and testing of the control systems during the course of their statutory audit.

### Going concern

The annual financial statements have been prepared on the going-concern basis as the directors are of the opinion that the company will continue in operational existence for the foreseeable future.

### Directorate

The names of the directors are reflected on page 59.

In terms of the company's articles of association, Messrs G J Robbertze, W A Nairn and D N Murray retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election. None of the directors seeking re-election have service contracts with the company.

The following are details of changes in the composition of the board of directors from the beginning of the accounting period to the date of this report:

### Resignations

30 June 2002
Mr D D de Beer
Mr B M Menell

The following changes in the composition of the board are effective from 1 September 2002:

- Mr D N Murray resigned as managing director, but remains on the board in a non-executive capacity;
- Mr J C Steenkamp, previously a non-executive director, appointed as managing director; and
- Mr A N Lewis appointed as an executive director.

In terms of the articles of association, newly appointed directors are required to be elected at the next annual general meeting. Mr A N Lewis, being eligible, offers himself for election.

A short biography of each of the directors seeking election/re-election is set out in the notice of the annual general meeting.

**Directors' interests**

The interests of the directors in the ordinary share capital of the company at 30 June 2002 were as follows:

| | 30 June 2002 | | 30 June 2001 | |
|---|---|---|---|---|
| | **Beneficial** | **Non-beneficial** | Beneficial | Non-beneficial |
| **Executive directors** | | | | |
| D N Murray (Managing director) | – | 145 | – | 145 |
| D N Campbell | – | 145 | – | 145 |
| G S Potgieter | – | 145 | 1 000 | 145 |
| | – | 435 | 1 000 | 435 |
| **Non-executive directors** | | | | |
| R P Menell (Chairman) | 8 700 | 145 | 8 700 | 145 |
| D D de Beer (resigned on 30 June 2002) | – | 145 | – | 145 |
| J J Geldenhuys | 4 350 | 145 | 4 350 | 145 |
| B M Menell (resigned on 30 June 2002) | – | 100 | – | 100 |
| G J Robbertze | 11 121 | – | 11 121 | - |
| J C Steenkamp | – | 145 | – | 145 |
| | 24 171 | 680 | 24 171 | 680 |
| Total | 24 171 | 1 115 | 25 171 | 1 115 |

A register detailing directors' and officers' interests in contracts is available for inspection at the company's registered office.

**Directors' emoluments**

The emoluments paid to each director during the year were as follows (excluding emoluments earned for employment by the holding company):

| All figures in rand thousand | Board and committee fees* | Salaries | Bonuses and performance related payments | Pension scheme contributions | Total 2002 |
|---|---|---|---|---|---|
| **Executive directors** | | | | | |
| D N Murray (Managing director) | 45 | 562 | 1 248 | 51 | 1 906 |
| D N Campbell | 36 | 431 | 295 | 38 | 800 |
| G S Potgieter | 36 | 1 476 | 758 | 152 | 2 422 |
| | 117 | 2 469 | 2 301 | 241 | 5 128 |

for the year ended 30 June 2002 (continued)

| All figures in rand thousand | Board and committee fees* | Salaries | Bonuses and performance related payments | Pension scheme contributions | Total 2002 |
|---|---|---|---|---|---|
| **Non-executive directors** | | | | | |
| R P Menell (Chairman) | 61 | – | – | – | 61 |
| D D de Beer (resigned on 30 June 2002) | 48 | – | – | – | 48 |
| J J Geldenhuys | 45 | – | – | – | 45 |
| B M Menell (resigned on 30 June 2002) | 36 | – | – | – | 36 |
| W A Nairn | 36 | – | – | – | 36 |
| G J Robbertze | 36 | – | – | – | 36 |
| J C Steenkamp | 36 | – | – | – | 36 |
| J Thomas (Mrs) | 36 | – | – | – | 36 |
| | 334 | – | – | – | 334 |

*With the exception of Messrs D D de Beer and J J Geldenhuys who received fees in their personal capacity, all the other directors act in a representative capacity and their board and committee fees were paid directly to the two major shareholders whom they represent.

| Aggregate emoluments of directors who served during the year | 2002 | 2001 |
|---|---|---|
| Board and committee fees | **451** | 225 |
| Salaries | **2 469** | 1 997 |
| Bonuses and performance related payments | **2 301** | 883 |
| Pension scheme contributions | **241** | 328 |
| Total | **5 462** | 3 433 |

The board has, in terms of an ordinary resolution passed by the shareholders at the annual general meeting held on 30 October 1998 which granted the directors the power to increase future fees payable to the chairman up to R60 000 per annum and to each of the directors up to R45 000 per annum, increased the board fees, payable quarterly in arrears, with effect from 1 July 2002, as follows:

| Board fees | From | To |
|---|---|---|
| – Chairman | R50 000 per annum | R55 000 per annum |
| – Director | R36 000 per annum | R40 000 per annum |

In addition thereto, the directors have passed resolutions at the board meeting held on 23 July 2002, increasing the fees payable to directors who act as members of the various board sub-committees, quarterly in arrears, with effect from 1 July 2002, as follows:

| Audit Committee | From | To |
|---|---|---|
| – Chairman | R9 000 per annum | R18 000 per annum |
| – Member | R6 000 per annum | R12 000 per annum |

| Remuneration Committee | From | To |
|---|---|---|
| – Chairman | R4 500 per annum | R9 000 per annum |
| – Member | R3 000 per annum | R6 000 per annum |

The board and committee fees had not been increased since 1 July 1998.

### Directors options

Options to subscribe for ordinary shares of one cent each in the company granted to, and exercised by, executive directors and non-executive directors during the year to 30 June 2002 are included in the table below.

| | Executive directors | | Non-executive director | |
|---|---|---|---|---|
| | D N Campbell | G S Potgieter | J J Geldenhuys | Total |
| **Granted as at 1 July 2001** | | | | |
| Number | 1 050 213 | 490 544 | 843 221 | 2 383 978 |
| Average exercise price per share – R | 2,81 | 2,99 | 3,68 | 3,15 |
| **Granted during the year** | | | | |
| Number | – | – | – | – |
| Average exercise price per share – R | – | – | – | – |
| **Exercised during the year** | | | | |
| Number | 421 320 | 179 027 | 843 221 | 1 443 568 |
| Average exercise price per share – R | 2,74 | 3,10 | 3,68 | 3,34 |
| Average market price per share at date of exercise – R | 5,15 | 4,61 | 5,13 | 5,07 |
| Pre-tax gain at date of exercise – R value | 1 012 929 | 269 618 | 1 225 041 | 2 507 588 |
| – R per share | 2,40 | 1,51 | 1,45 | 1,74 |
| **Forfeited during year** | | | | |
| Number | – | – | – | – |
| **Held as at 30 June 2002** | | | | |
| Number | 628 893 | 311 517 | – | 940 410 |
| Average exercise price per share – R | 2,85 | 2,92 | – | 2,87 |
| Latest expiry date | 27 Aug 2007 | 27 Aug 2007 | – | – |

### Share incentive scheme

The company currently has an employee share incentive scheme, namely The Avgold Share Incentive Scheme ("the Scheme").

In terms of the provisions of the Scheme, certain full-time employees, including directors holding full-time salaried employment or office, may be offered share options. The maximum number of ordinary shares available in the Scheme is 5 per cent of the company's issued ordinary share capital. In terms of the rules of the Scheme, the aggregate number of shares that may be acquired by participants, as scheme shares or through the issue of options and the maximum number of shares and/or options that any one participant may hold, shall not exceed 5 per cent and 0,25 per cent respectively of the company's issued ordinary share capital from time to time. Options not exercised within eight years expire automatically.

As at 30 June 2002, total options granted to option holders were equivalent to 1,4 per cent of the total issued share capital of the company.

The following are summaries of particulars required in terms of the Scheme and JSE Securities Exchange South Africa regulations:

| | Ordinary shares in issue | Number of options | Strike price per share |
|---|---|---|---|
| At 30 June 2001 | 665 784 171 | 14 723 532 | |
| Movements during the year: | | | |
| Options | | | |
| – granted | | 2 555 629 | Varying between |
| – exercised | 7 159 231 | (7 159 231) | R2,00 and R11,80 |
| – forfeited | | (495 505) | |
| At 30 June 2002 | 672 943 402 | 9 624 425 | |
| Movements subsequent to year end: | | | |
| Options | | | |
| – granted | | 397 620 | Varying between |
| – exercised | 180 947 | (180 947) | R6,16 and R7,70 |
| At 27 August 2002 | 673 124 349 | 9 841 098 | |
| | 27 August 2002 | 30 June 2002 | 30 June 2001 |
| Number of shares available for purposes of the Scheme | 23 815 119 | 24 022 745 | 18 565 677 |

Options were exercised by executive and non-executive directors and are reflected under the heading 'directors options'.

Details regarding the options outstanding at 30 June 2002 are as follows:

| | Number of options | Weighted average strike price R |
|---|---|---|
| Expiry date | | |
| Year to 30 June 2005 | 114 379 | 4,45 |
| Year to 30 June 2006 | 2 238 535 | 3,03 |
| Year to 30 June 2007 | 2 082 837 | 2,84 |
| Year to 30 June 2008 | 173 806 | 3,79 |
| Year to 30 June 2009 | 2 736 173 | 4,73 |
| Year to 30 June 2010 | 2 278 695 | 4,60 |
| | 9 624 425 | |

### Secretary

The company secretary's business and postal addresses are reflected on page 60.

### Dividends

Based on the debt service obligations, no dividends were declared during the year ended 30 June 2002 (2001: nil).

### Translation into US dollars

To assist international investors a translation of convenience into United States dollars is provided for in the income statement, balance sheet and cash flow statement. These translations are based on average rates of exchange for income statement and cash flow statement items and on those ruling at year end for the balance sheet items.

### Special resolutions

No special resolutions were passed by the company during the period 1 July 2001 to the date of this report.

## INCOME STATEMENT

for the year ended 30 June 2002

| | Notes | Rand thousand 2002 | Rand thousand 2001 | US$ thousand 2002 | US$ thousand 2001 |
|---|---|---|---|---|---|
| **Revenue** | 1 | 363 802 | 217 864 | 36 060 | 28 778 |
| **Costs and expenses** | | 346 468 | 189 614 | 34 342 | 25 046 |
| – operating | | 265 137 | 163 394 | 26 280 | 21 583 |
| – amortisation and depreciation | | 57 389 | 19 737 | 5 689 | 2 607 |
| – retrenchments | | 4 747 | 165 | 470 | 22 |
| – general and administration | | 19 195 | 5 981 | 1 903 | 790 |
| – exploration | | – | 337 | – | 44 |
| **Operating profit** | 3 | 17 334 | 28 250 | 1 718 | 3 732 |
| Investment income | 4 | 2 147 | 10 654 | 213 | 1 407 |
| Finance cost | 5 | 8 419 | – | 835 | – |
| Unrealised foreign exchange gain | 6 | 30 335 | – | 3 007 | – |
| **Income before taxation** | | 41 397 | 38 904 | 4 103 | 5 139 |
| Taxation | 7 | 5 000 | – | 495 | – |
| **Net earnings for the year** | | 36 397 | 38 904 | 3 608 | 5 139 |
| Accumulated loss at beginning of the year | | (19 439) | (58 343) | (4 469) | (9 608) |
| **Retained income/(loss) at end of the year** | | 16 958 | (19 439) | (861) | (4 469) |
| **Headline earnings** | | 36 397 | 38 904 | 3 608 | 5 139 |
| Earnings per share (cents) | | 5,4 | 6,5 | 0,5 | 0,9 |
| Headline earnings per share (cents) | | 5,4 | 6,5 | 0,5 | 0,9 |
| Weighted number of shares in issue (million) | | 670,2 | 595,4 | 670,2 | 595,4 |

# BALANCE SHEET

at 30 June 2002

| | Notes | Rand thousand 2002 | Rand thousand 2001 | US$ thousand 2002 | US$ thousand 2001 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| Non-current assets | | | | | |
| Property, plant and equipment | 8 | 2 883 336 | 2 506 592 | 281 301 | 310 222 |
| Investments | 9 | 47 871 | 44 493 | 4 670 | 5 506 |
| | | 2 931 207 | 2 551 085 | 285 971 | 315 728 |
| Current assets | | | | | |
| Inventories | 10 | 44 761 | 33 247 | 4 367 | 4 115 |
| Trade and other receivables | | 55 171 | 47 867 | 5 382 | 5 924 |
| Deposits and cash | | 108 810 | 55 907 | 10 616 | 6 919 |
| | | 208 742 | 137 021 | 20 365 | 16 958 |
| Total assets | | 3 139 949 | 2 688 106 | 306 336 | 332 686 |
| **EQUITY AND LIABILITIES** | | | | | |
| Capital and reserves | | | | | |
| Share capital | | 6 729 | 6 658 | 656 | 824 |
| Share premium | | 2 206 385 | 2 183 589 | 217 773 | 272 309 |
| Retained income/(accumulated loss) | | 16 958 | (19 439) | (861) | (4 469) |
| Total shareholders' equity* | | 2 230 072 | 2 170 808 | 217 568 | 268 664 |
| Non-current liabilities | | | | | |
| Long-term loans | 11 | 548 072 | 302 453 | 53 471 | 37 433 |
| Long-term provisions | 12 | 82 033 | 76 141 | 8 003 | 9 423 |
| | | 630 105 | 378 594 | 61 474 | 46 856 |
| Current liabilities | | | | | |
| Trade and other payables | 13 | 153 343 | 134 044 | 14 960 | 16 589 |
| Overdrafts and short-term borrowings | 14 | 126 429 | 4 660 | 12 334 | 577 |
| | | 279 772 | 138 704 | 27 294 | 17 166 |
| Total equity and liabilities | | 3 139 949 | 2 688 106 | 306 336 | 332 686 |

**A statement of shareholders' equity appears on page 43.*

# CASH FLOW STATEMENT

for the year ended 30 June 2002

| | Notes | Rand thousand 2002 | Rand thousand 2001 | US$ thousand 2002 | US$ thousand 2001 |
|---|---|---|---|---|---|
| **Cash generated from/(utilised by) operations** | | | | | |
| Operating profit | | 17 334 | 28 250 | 1 718 | 3 732 |
| Non-cash items and adjustments | | | | | |
| Provisions | | 7 788 | 8 078 | 772 | 1 067 |
| Amortisation and depreciation | | 57 389 | 19 737 | 5 689 | 2 607 |
| | | 82 511 | 56 065 | 8 179 | 7 406 |
| Payments to environmental trust fund | | (4 151) | (3 161) | (411) | (418) |
| Retrenchment payments | | (5 873) | (6 587) | (582) | (870) |
| Investment income | | 2 147 | 10 654 | 213 | 1 407 |
| Finance charges | | (8 419) | – | (835) | – |
| Taxation paid | | – | (2 910) | – | (384) |
| | | 66 215 | 54 061 | 6 564 | 7 141 |
| **Cash provided by/(reinvested in) working capital** | | | | | |
| Inventories | | (11 514) | (4 179) | (1 141) | (552) |
| Trade and other receivables | | (7 303) | 6 476 | (724) | 855 |
| Trade and other payables | 15 | 10 155 | (1 355) | 1 007 | (179) |
| **Net cash generated from operating activities** | | 57 553 | 55 003 | 5 706 | 7 265 |
| **Cash utilised in investment activities** | | | | | |
| Property, plant and equipment acquired | 16 | (345 645) | (599 051) | (34 260) | (79 129) |
| Investments (acquired)/sold | | (1 124) | 853 | (112) | 113 |
| Property, plant and equipment sold | | 5 531 | 1 199 | 548 | 158 |
| | | (341 238) | (596 999) | (33 824) | (78 858) |
| **Cash provided by financing activities** | | | | | |
| Net increase in shareholders' funding | | 22 868 | 498 200 | 2 267 | 65 807 |
| Increase in long-term loans | 17 | 191 952 | 300 000 | 19 026 | 39 626 |
| Increase/(decrease) in overdrafts and short-term borrowings | | 121 768 | (201 829) | 12 070 | (26 659) |
| | | 336 588 | 596 371 | 33 363 | 78 774 |
| Increase in cash and cash equivalents | | 52 903 | 54 375 | 5 245 | 7 181 |
| Cash and cash equivalents at beginning of year | | 55 907 | 1 532 | 6 919 | 318 |
| Translation adjustment | | – | – | (1 548) | (580) |
| **Cash and cash equivalents at end of the year** | | 108 810 | 55 907 | 10 616 | 6 919 |

# STATEMENT OF SHAREHOLDERS' EQUITY

for the year ended 30 June 2002

| All figures in rand thousand unless otherwise indicated | Ordinary share capital and premium | Retained income/ (accumulated loss) | Total 2002 | Total 2001 |
|---|---|---|---|---|
| **Changes in shareholders' equity** | | | | |
| Balance at the beginning of the year | 2 190 247 | (19 439) | **2 170 808** | 1 633 704 |
| Shares alloted – rights issue | – | – | **–** | 500 355 |
| Share options exercised | 22 867 | – | **22 867** | 6 507 |
| Expenses written off against share premium | – | – | **–** | (8 662) |
| Net earnings for the year | – | 36 397 | **36 397** | 38 904 |
| Balance at the end of the year | 2 213 114 | 16 958 | **2 230 072** | 2 170 808 |

| Details of shares | 2002 | 2001 |
|---|---|---|
| **Share capital and premium** | | |
| *Authorised* | | |
| 1 000 000 000 ordinary shares of one cent each | **10 000** | 10 000 |
| (2001: 1 000 000 000 ordinary shares of one cent each) | | |
| *Issued* | | |
| 672 943 402 ordinary shares of one cent each | **6 729** | 6 658 |
| (2001: 665 784 171 ordinary shares of one cent each) | | |
| Share premium | **2 206 385** | 2 183 589 |
| | **2 213 114** | 2 190 247 |

The unissued shares of 327 056 598 (2001: 334 215 829), of which 33 647 170 (2001: 33 289 209) shares are specifically reserved for purposes of the share incentive scheme, are under the control of the directors.

The annual financial statements are prepared in accordance with the historical cost convention and in accordance with South African Statements of Generally Accepted Accounting Practice and the requirements of the Companies Act. The principal accounting policies, set out below, have been consistently applied.

### Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of mining assets that require a substantial period of time to prepare for their intended use, are capitalised.

Borrowing costs are expensed from the time that mining production becomes commercially viable.

### Deferred taxation

Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets which affect neither accounting nor taxable profit.

The tax value of losses and unredeemed capital expenditure expected to be available for utilisation against future taxable income are set off against the deferred tax liability. Deferred tax assets are recognised only when it is probable that the related tax benefit will be realised.

Deferred tax is calculated at the mining cost formula rate. The effect on deferred tax of any changes in tax rates is charged to the income statement.

### Exploration and development

Exploration costs are expensed as incurred. When it has been established that a mineral property has development potential and following a positive detailed economic evaluation, further development, exploration and other expenditure prior to the commencement of commercial production and pre-production income is capitalised.

Ongoing development expenditure on existing mines is expensed as incurred. Major development expenditure incurred to expose the ore, increase production or extend the life of an existing mine is capitalised.

### Financial instruments

Financial instruments recognised on the balance sheet include cash and cash equivalents, investments, trade receivables, trade creditors and borrowings. Recognition is at cost less amounts written off.

### Hedging

The company enters into hedging transactions on a portion of its planned gold production to ensure a degree of certainty on future gold sales prices and to provide a guaranteed minimum cash flow for known major capital expenditures and debt servicing.

All contracts in the hedge portfolio, including forward exchange contracts, are treated off balance sheet as they are seen to be part of the underlying dollar gold forward derivatives and are used to fix the future rand gold price on gold production.

Gains and losses on derivative instruments that effectively establish the prices for future production are recognised in revenue when the related production is delivered. In the event of early settlement of hedging contracts, gains and losses are taken to revenue at the date of settlement. Any potential loss on hedge positions below the current cost of production is recognised in the period in which it arises.

Option premiums received are recognised when the option contracts mature, and option premiums paid are recognised when payments are made. Net option premiums paid and received in respect of linked transactions are deferred until the related hedged transactions occur.

### Property, plant and equipment

Mining assets are recorded at cost of acquisition less sales, recoupments and amounts written off.

Impairments affecting the long-term recoverability of mining assets are recognised in the income statement when it is determined that the carrying amount of the assets will not be recovered through future operations.

Depreciation and amortisation is provided over the useful life of mine assets from the time that mining production becomes commercially viable as follows:

- Where orebodies are well defined, assets are amortised using the units of production method based on the estimated proved and probable ore reserves.
- Where orebodies are not well defined, the straight-line method is used based on the estimated life of each mine, limited to twenty-five years.
- Other assets are depreciated to estimated net realisable values using the straight-line method over their expected useful lives.

Land and mineral rights prior to production are not depreciated.

### Investments

- Unlisted investments are stated at cost less amounts written off where there has been a permanent diminution in value.
- Environmental trust fund investments are stated at cost plus interest earned less payments made. Annual payments are made to the environmental trust fund in accordance with statutory requirements.

### Foreign currencies

Foreign currency transactions are recorded at the exchange rate ruling at the transaction date. Monetary assets and liabilities designated in foreign currencies are translated at exchange rates ruling at the balance sheet date. Both realised and unrealised gains and losses arising from exchange differences are recognised in the income statement.

### Inventories

Gold inventory is carried at the lower of weighted average cost and net realisable value and includes work-in-progress at the earliest stage of production when reliable estimates of quantities and costs are capable of being made, including the breaking of ore in the stopes.

By-products are carried at the lower of the estimated variable cost associated with their production and net realisable value.

Consumables and stores are carried at weighted average cost with due allowance for obsolete and slow-moving items.

### Pensions and other employee benefits

Pensions, which primarily comprise defined contribution plans, are funded through contributions. Certain employees and retired employees are entitled to post-retirement medical benefits. The estimated cost of these benefits is charged to income based on actuarial valuations made every three years.

### Environmental rehabilitation

The estimated cost of final rehabilitation, comprising liabilities for decommissioning and restoration, is based on current legal requirements, existing technology and costs and is reassessed annually.

### Decommissioning costs

The estimated cost of future decommissioning obligations at the end of the operating life of the mines is included in long-term provisions. These estimated costs are reviewed regularly and adjusted for legal, technological and environmental circumstances that affect the estimates of the decommissioning obligations.

### Restoration costs

The estimated cost of restoration at the end of the operating life of the mines is included in long-term provisions. Cost estimates are not reduced by the potential proceeds from the sale of assets.

Expenditure on ongoing rehabilitation is charged to the income statement as incurred.

### Revenue recognition

- Revenue from the sale of mining products is recognised when the significant risks and rewards of ownership of the products have been transferred to the buyer.
- Interest is recognised on a time-proportion basis that takes account of the effective yield on the investment and an appropriate accrual is made at each accounting reference date.

### Earnings per share

Earnings per share is calculated based on net earnings and the weighted average number of ordinary shares in issue during the year.

### Comparative figures

Comparative figures are restated where necessary.

| All figures in rand thousand, unless otherwise indicated | 2002 | 2001 |
|---|---|---|
| 1. **Revenue** | **363 802** | 217 864 |
| Includes sales of attributable gold and by-products | | |

2. **Gold hedging**

| Years ending 30 June | | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| **Dollar forward sales contracts** | | | | | |
| Quantity sold | kg | 1 579 | 1 601 | 1 458 | 672 |
| | oz | 50 769 | 51 481 | 46 885 | 21 620 |
| | US$/oz | 313 | 298 | 284 | 290 |
| **Rand forward sales contracts** | | | | | |
| Quantity sold | kg | 9 406 | 7 830 | 7 679 | 3 730 |
| | oz | 302 411 | 251 733 | 246 876 | 119 923 |
| | R/kg | 83 077 | 85 135 | 94 009 | 100 985 |

The company enters into forward sales contracts to sell specified amounts of gold and related currency (United States dollars) in the future at predetermined rates. These hedge contracts are entered into to secure future revenue streams. The company does not use derivative instruments for speculative purposes.

Forward sale agreements are not recognised on the balance sheet as financial assets and liabilities. The revenue is recognised when the related production is delivered.

The negative mark-to-market value of hedge book contracts at 30 June 2002 was R873 million based on market rates and accepted valuation methodologies.

The value in the current hedge book is exposed to the transaction risk of value changing due to movements in market rates (interest rates, exchange rates) and gold prices.

A limited number of counterparties are involved in the hedge transactions all of whom have good credit ratings thus minimising credit risk.

Certain of the rand gold forward sales contracts have currency forward sales contracts with counterparties different from those with whom the related gold forward sales contracts have been concluded. These contracts are related and are treated as intergrated rand forward sales contracts. All contracts are unmargined.

| All figures in rand thousand, unless otherwise indicated | 2002 | 2001 |
|---|---|---|
| **3. Operating profit** | | |
| Operating profit is stated after: | | |
| Auditors' remuneration | | |
| – audit fees | 899 | 809 |
| Directors' emoluments | | |
| – executive directors | 5 128 | 3 307 |
| – non-executive directors | 334 | 126 |
| Operating lease expenditure | | |
| – buildings | 160 | 187 |
| **4. Investment income** | | |
| Net finance income | 1 973 | 1 104 |
| Dividends received | – | 207 |
| Surplus on realisation of investment in Rand Refinery Limited | – | 5 029 |
| Other | 174 | 4 314 |
| | 2 147 | 10 654 |
| **5. Finance cost** | | |
| Interest paid | 47 801 | 7 741 |
| Capitalised to pre-mining cost (see note 8) | (39 382) | (7 741) |
| | 8 419 | – |
| **6. Unrealised foreign exchange gain** | | |
| The foreign exchange gain arised on the foreign loan movement in the foreign exchange rates since the date of commercial production at Target mine. | 30 335 | – |
| **7. Taxation** | | |
| **7.1 Non-mining tax** | – | – |
| The South African normal tax rate of 30 per cent (2001: 30 per cent) is applied on the non-mining taxable income. | | |
| **7.2 Mining tax** | | |
| Income from gold mining is taxable at a rate determined by the following formula: $y = 37 - 185/x$ | | |
| where y is the calculated percentage tax rate and x is the ratio of taxable income from mining to total revenue from mining expressed as a percentage. | | |
| Taxable income is determined after the deduction of mining capital expenditure. | | |
| Estimated mining tax attributable to the sale of Hartebeestfontein mine | 5 000 | – |
| Estimated unredeemed capital expenditure and estimated tax losses carried forward for deduction from future mining taxable income amounts to | 3 280 200 | 2 449 000 |

**7.3 Secondary taxation on companies (STC)**

The company did not elect to be exempt from the payment of STC. Currently, the applicable rate for STC is 12,5 per cent of dividends paid.

All figures in rand thousand, unless otherwise indicated

8. **Property, plant and equipment**

| | Mine development | Plant and machinery | Mineral rights | Mine properties | Pre-mining costs capitalised | Furniture and equipment | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|
| Cost | | | | | | | | |
| Opening balance | 342 486 | 99 732 | 142 824 | 27 926 | 2 016 669 | 6 243 | **2 635 880** | 2 042 708 |
| Additions | 255 570 | 122 970 | – | 1 442 | 43 545 | 16 137 | **439 664** | 604 216 |
| Disposals | 2 167 | – | – | 4 245 | – | 259 | **6 671** | 11 044 |
| Reclassification | 1 176 160 | 509 363 | – | 6 244 | (1 752 612) | 60 845 | **–** | – |
| | 1 772 049 | 732 065 | 142 824 | 31 367 | 307 602 | 82 966 | **3 068 873** | 2 635 880 |
| **Amortisation and depreciation** | | | | | | | | |
| Opening balance | 93 946 | 25 784 | 38 | 4 782 | – | 4 738 | **129 288** | 119 395 |
| Charge for the year | 32 945 | 17 604 | 15 | 1 417 | 1 904 | 3 504 | **57 389** | 19 737 |
| Disposals | – | – | – | 883 | – | 257 | **1 140** | 9 844 |
| | 126 891 | 43 388 | 53 | 5 316 | 1 904 | 7 985 | **185 537** | 129 288 |
| **Net book value** | 1 645 158 | 688 677 | 142 771 | 26 051 | 305 698 | 74 981 | **2 883 336** | 2 506 592 |

- A register of land and buildings is available for inspection at the registered office.
- Included in property, plant and equipment are mineral rights and pre-mining costs capitalised, totalling R299 million (2001: R2 159 million), in respect of properties which have not yet commenced production.
- Depreciable assets are amortised to their estimated residual values over their expected useful lives varying between 3 and 20 years.
- Fixed assets, excluding ETC, have been encumbered as security for the long-term loan. The net book value of the fixed assets encumbered as at 30 June 2002 is R2 582 million (2001: R2 194 million).

| | 2002 | 2001 |
|---|---|---|
| 9. **Investments** | | |
| Unlisted mining industry investments – cost | 1 891 | 767 |
| Environmental trust fund | | |
| The balance in the environmental trust fund is as follows: | | |
| Balance at beginning of year | 43 726 | 38 668 |
| Contributions | 2 923 | 954 |
| Interest earned | 4 822 | 4 104 |
| Payments made | (5 491) | – |
| Balance at end of year | 45 980 | 43 726 |
| | 47 871 | 44 493 |
| 9.1 Directors' valuation of unlisted mining industry investments | 3 926 | 2 690 |

9.2 The environmental trust fund is recognised separately from the related liability on the balance sheet.

| All figures in rand thousand, unless otherwise indicated | 2002 | 2001 |
|---|---|---|
| **10. Inventories** | | |
| At cost: | | |
| Gold in process | 29 362 | 21 523 |
| Consumable stores | 15 399 | 11 724 |
| | 44 761 | 33 247 |

| | 2002 | 2001 |
|---|---|---|
| **11. Long-term loans** | | |
| Secured syndicated loan to fund Target mine completion | 548 072 | 302 453 |
| – Local | 250 242 | 150 000 |
| Long-term loan | 300 290 | 150 000 |
| Short-term portion | (50 048) | – |
| – Foreign | 297 830 | 152 453 |
| Long-term loan | 357 396 | 152 453 |
| Short-term portion | (59 566) | – |

The loan is denominated in rands (R300 million) and US dollars ($35 million).

The loan bears interest at 2,25% above the prevailing JIBAR rate for the rand denominated portion and at 2,25% above the prevailing LIBOR rate for the US dollar denominated portion.

The loan is to be repaid in twelve equal quarterly instalments commencing on 31 March 2003 and is secured as follows:

**Bonds**

- general covering bond over immovable property, excluding ETC,
- collateral special bond over specified moveable corporeal assets, excluding ETC,
- collateral general bond over all of the other moveable corporeal assets, excluding ETC.

**Pledges**

- in respect of moveable incorporeal rights other than ETC, but including ETC's contracts of insurance,
- over the shares of Loraine Gold Mines (Proprietary) Limited.

**Charges**

- in respect of certain bank accounts,
- in respect of hedging receivables.

| All figures in rand thousand, unless otherwise indicated | 2002 | 2001 |
|---|---|---|

## 12. Long-term provisions

Long-term provisions consist of the following:

### 12.1 Environmental rehabilitation

| | 2002 | 2001 |
|---|---|---|
| *Provision for decommissioning* | | |
| Gross liability at beginning of year | 34 299 | 32 055 |
| Revision in estimate | (4 312) | - |
| Net provision for year | 266 | 2 244 |
| Gross liability at end of year | 30 253 | 34 299 |
| *Provision for restoration* | | |
| Gross liability at beginning of year | 36 224 | 27 897 |
| Additional obligation recognised | 4 312 | - |
| Payments made | (1 702) | - |
| Net provision for year | 7 328 | 8 327 |
| Gross liability at end of year | 46 162 | 36 224 |
| Total environmental rehabilitation provision | 76 415 | 70 523 |

The provisions are based on management's best estimates of the cost of all known obligations. It is, however, reasonable to expect that changes will occur in rehabilitation costs as a result of changes in regulations or cost estimates. Cost estimates are not reduced by potential proceeds from the sale of assets or from future revenue from the clean up of gold plants in view of the uncertainty in estimating those proceeds. Environmental liabilities not directly relating to rehabilitation are expensed as incurred.

### 12.2 Post-retirement medical benefits

| | 2002 | 2001 |
|---|---|---|
| Balance at end of year | 5 618 | 5 618 |

The company has obligations to provide specific post-retirement medical benefits to certain of its employees and pensioners. The liability is assessed periodically by an independent actuarial survey which uses assumptions consistent with those adopted in determining pension costs and, in addition, includes long-term estimates of the increases in medical costs at appropriate discount rates.

### 12.3 Retrenchment

| | 2002 | 2001 |
|---|---|---|
| Balance at beginning of year | - | 7 183 |
| *Payments made during the year* | - | (6 422) |
| Re-allocation to short-term provisions | - | (761) |
| Balance at end of year | - | - |
| | 82 033 | 76 141 |

| All figures in rand thousand, unless otherwise indicated | 2002 | 2001 |
|---|---|---|
| **13. Trade and other payables** | | |
| Trade payables | 87 990 | 95 797 |
| Accruals | 15 915 | 17 126 |
| Taxation payable | 5 000 | – |
| Other payables | 44 438 | 21 121 |
| | 153 343 | 134 044 |
| **14. Overdrafts and short-term borrowings** | | |
| Overdrafts | 1 404 | – |
| Short-term borrowings | 15 411 | 4 660 |
| Current portion of long-term borrowings | | |
| Local | 50 048 | – |
| Foreign | 59 566 | – |
| | 126 429 | 4 660 |
| **15. Trade and other payables** | | |
| Opening balance | (134 044) | (135 399) |
| Non-cash flow movements: | | |
| Retrenchment accrual | 5 873 | – |
| Interest accrual | (10 017) | – |
| Closing balance | 153 343 | 134 044 |
| Excluding taxation payable | (5 000) | – |
| Trade and other payables paid during the year | 10 155 | (1 355) |
| **16. Property, plant and equipment acquired** | | |
| Opening balance | 2 506 592 | 1 923 313 |
| Non-cash flow movements: | | |
| Depreciation | (57 389) | (19 737) |
| Interest accrued | 10 017 | 2 453 |
| Foreign exchange losses capitalised | 84 002 | 2 711 |
| Property, plant and equipment sold | (5 531) | (1 199) |
| Closing balance | (2 883 336) | (2 506 592) |
| Property, plant and equipment acquired | (345 645) | (599 051) |
| **17. Increase in long-term loans** | | |
| Opening balance | (300 000) | – |
| Non-cash flow movements: | | |
| Foreign exchange loss capitalised | (84 002) | – |
| Foreign exchange gain | 30 335 | – |
| Interest accrued | (2 453) | |
| Closing balance | 548 072 | 300 000 |
| Increase in long-term loans | 191 952 | 300 000 |

All figures in rand thousand, unless otherwise indicated

18. Financial instruments and risk management

The company is exposed to certain financial risks in the normal course of its operations. To manage and reduce these risks a treasury risk management committee monitors transactions involving financial instruments.

The following risks occur and are managed through the policies adopted below:

Commodity price and currency risk

Commodity price risk arises from the possible adverse effect of fluctuations in commodity prices on current and future earnings. The gold commodity market is priced in dollars which exposes the company's cash flows to foreign exchange currency risk. The company enters into rand gold forward contracts to sell specified amounts of gold in the future at predetermined rates thus securing future revenue streams while the company is in a net borrowing position. The company's hedging policy is approved by the board of directors. The company does not acquire, hold or issue derivative instruments for speculative purposes.

Foreign borrowings are in dollars at rates linked to LIBOR which when translated should approximate South African interest rates.

Liquidity risk

The company regularly reviews short- and medium-term plans and forecasts of cash flow. Funding requirements have been met by a syndicated loan facility for the completion of Target mine.

Credit risk

The company minimises its credit risk by placing cash and equivalents and concluding hedging transactions with loan funding counterparties who are all major banks and institutions approved by the board of directors.

Interest rate risk

Fluctuations in interest rates give rise to related risks through the impact these have on the value of short-term cash investments and financing activities. Interest rates on the borrowings are fixed for periods of one, three or six months.

| | | 2002 | 2001 |
|---|---|---|---|
| **19. Commitments and contingent liabilities** | | | |
| **19.1 Capital expenditure authorised by the directors** | | | |
| Contracted for | – Target | 22 242 | 139 527 |
| | – Other | 3 249 | 891 |
| Not contracted for | – Target | – | 171 791 |
| | – Other | 16 520 | 20 065 |
| | | 42 011 | 332 274 |
| Capital commitments will be funded from cash generated by operations. | | | |
| 19.2 There is a contingent liability arising from an agreement with LTA Process Engineering whereunder the company is liable for the erection costs of a tailings dam, should a dump reclamation project at ETC be cancelled. | | 518 | 1 543 |

| All figures in rand thousand, unless otherwise indicated | 2002 | 2001 |
|---|---|---|

**20. Retirement funds**

The company participates in a number of retirement funds for its employees. These funds are primarily defined contribution funds and are governed by the Pension Funds Act of 1956.

Contributions paid for retirement benefits are charged to the income statement as they are incurred. Actuarial valuations are performed, where appropriate, at least every three years. The latest valuations indicate that the plans were adequately funded in terms of the requirements of the Registrar of Pension Funds, and no changes to any contribution rates were recommended.

**21. Related party transactions**

Related party transactions occurred at arm's length.

The only significant related transaction is:

| | 2002 | 2001 |
|---|---|---|
| Anglovaal Mining Limited – provision of services | 586 | 1 056 |

Directors' emoluments and share dealings are reflected on pages 36 to 38 in the directors' report.

# PRODUCTION COST RECONCILIATION

for the year ended 30 June 2002

| | Rand thousand | | US$ thousand | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Gold operating costs | 265 137 | 163 394 | 26 280 | 21 583 |
| *Less:* | | | | |
| – Revenue from closed operations | (4 551) | (3 635) | (451) | (480) |
| – Revenue from by-products | 1 093 | 217 | 108 | 29 |
| **Cash costs** | 268 595 | 166 812 | 26 623 | 22 034 |
| *Add:* | | | | |
| – Retrenchments | 4 747 | 165 | 471 | 22 |
| – Amortisation and depreciation | 57 389 | 19 737 | 5 689 | 2 607 |
| – General and administration | 19 195 | 5 981 | 1 903 | 790 |
| – Revenue from closed operations | (4 551) | (3 635) | (451) | (480) |
| **Non-cash costs** | 76 780 | 22 248 | 7 612 | 2 939 |
| **Total costs** | 345 375 | 189 060 | 34 235 | 24 973 |

| | kg | kg | oz | oz |
|---|---|---|---|---|
| Gold sold | 4 179 | 2 842 | 134 348 | 91 368 |
| | R/kg | R/kg | US$/oz | US$/oz |
| Production cost: | | | | |
| – Cash cost | 64 277 | 58 698 | 198 | 241 |
| – Non-cash cost | 18 375 | 7 829 | 57 | 32 |
| – Total operating cost | 82 652 | 66 527 | 255 | 273 |
| Gold price realised | 86 794 | 76 586 | 306 | 315 |

# VALUE ADDED STATEMENT

for the year ended 30 June 2002

| All figures in rand thousand, unless otherwise indicated | 2002 | 2001 |
|---|---|---|
| **Value added** | | |
| Revenue | 363 802 | 217 864 |
| Cost of materials and services | 147 242 | 76 822 |
| Value added by operations | *216 560* | 141 042 |
| Other income | 32 482 | 10 654 |
| Total | 249 042 | 151 696 |
| **Allocated as follows** | | |
| Employees | 141 677 | 93 055 |
| Providers of capital | 8 579 | – |
| Interest paid | 8 419 | – |
| Lease expenses | 160 | – |
| Government taxation | 5 000 | – |
| Reinvestment in the company | 93 786 | 58 641 |
| Amortisation and write-down of assets | 57 389 | 19 737 |
| Retained profit | 36 397 | 38 904 |
| Total | 249 042 | 151 696 |


Value added statement
2002
2001
56,9% Employees 61,3%
3,4% Providers of capital –
2,0% Government –
37,7% Reinvestment in the company 38,7%

## Stock exchange listing

Avgold's shares are listed on the JSE Securities Exchange South Africa (JSE). Avgold American Depositary Receipts (ADRs) are traded in New York, and International Depositary Receipts (IDRs) in Brussels.

The company's share trading abbreviations are:

JSE – AVG

ADRs – AVGLY

IDRs – AVG

## Share trading information – JSE

Avgold has an issued share capital of R6 729 434 comprising 672 943 402 shares of one cent each. Share trading information for the year ended 30 June 2002 is as follows:

| Date | High (cents) | Low (cents) | Volume |
|---|---|---|---|
| July 2001 | 480 | 430 | 4 027 033 |
| August 2001 | 474 | 440 | 3 408 326 |
| September 2001 | 510 | 440 | 7 377 303 |
| October 2001 | 583 | 500 | 13 890 892 |
| November 2001 | 515 | 448 | 7 149 976 |
| December 2001 | 615 | 475 | 24 126 376 |
| January 2002 | 710 | 545 | 4 650 378 |
| February 2002 | 825 | 625 | 6 800 394 |
| March 2002 | 780 | 620 | 4 059 774 |
| April 2002 | 805 | 700 | 2 791 074 |
| May 2002 | 940 | 710 | 9 754 628 |
| June 2002 | 950 | 785 | 7 505 829 |

## Shareholders at 30 June 2002

| | Number of shareholders | Number of shares |
|---|---|---|
| Individuals | 8 932 | 17 923 711 |
| Nominee companies | 281 | 58 146 326 |
| Pension/retirement/ provident funds/trusts | 472 | 120 304 997 |
| Other corporate bodies | 398 | 476 568 368 |
| Total | 10 082 | 672 943 402 |

**IDR's trading information – Brussels Bourse: 1 July 2001 to 30 June 2002**


Trading volumes
3 500
3 000
2 500
2 000
1 500
1 000
500
0
Jul 01
Aug 01
Sept 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
Mar 02
Apr 02
May 02
Jun 02

**JSE share price: 1 July 2001 to 30 June 2002**


South African cents
1 000
900
800
700
600
500
400
Jul 01
Aug 01
Sept 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
Mar 02
Apr 02
May 02
Jun 02
High
Low

### Shareholding analysis at 30 June 2002

| Holdings | Number of shareholders | % | Number of shares | % |
|---|---|---|---|---|
| 1 – 1 000 | 7 002 | 69,5 | 1 953 785 | 0,3 |
| 1 001 – 5 000 | 2 039 | 20,2 | 4 965 199 | 0,7 |
| 5 001 – 10 000 | 423 | 4,2 | 3 271 701 | 0,5 |
| 10 001 – 50 000 | 408 | 4,0 | 8 686 336 | 1,3 |
| Over 50 000 | 210 | 2,1 | 654 066 381 | 97,2 |
| **Total** | **10 082** | **100,0** | **672 943 402** | **100,0** |

### Shareholder spread

Pursuant to the listings requirements of the JSE, to the best knowledge of the directors and after reasonable enquiry, the spread of shareholders at 30 June 2002 was as follows:

| | % of issued capital | Number of shareholders |
|---|---|---|
| Non-public shareholders | | |
| Beneficial holders in excess of 10 per cent of the issued capital | 67,4 | 2 |
| Public shareholders | 32,6 | 10 080 |
| | 100,0 | 10 082 |

### Major shareholders at 30 June 2002

According to information available to the directors the following are the only registered shareholders beneficially holding, directly or indirectly, in excess of five per cent of the ordinary share capital of the company:

| | Number of shares held | % |
|---|---|---|
| Anglovaal Mining Limited | 376 305 263 | 55,9 |
| Anglo American Corporation of South Africa Limited | 77 540 830 | 11,5 |

### Shareholder, ADR and IDR holder contacts

For general information on the company, and investor relations queries, see page 60 for details.

For information on share transfers, dividend cheques, change of address and similar matters, queries should be directed to the transfer secretaries. Shareholders resident in Europe are welcome to utilise the services of the London office. ADR holders should forward any queries directly to JP Morgan Chase Bank. With regard to IDR's, Soges – Fiducem should be contacted (see page 60 for details).

### Shareholders' diary

| | | |
|---|---|---|
| Financial year-end | | 30 June |
| Annual financial statements | Issued | September 2002 |
| Annual general meeting | | 18 October 2002 |
| Interim report | Issued and published | January 2003 |
| Preliminary report | | July 2003 |

# DIRECTORS AND MANAGEMENT

## BOARD OF DIRECTORS

**Executive**

**David Murray (57) # ***
Managing director
BA (Econ), BA (Hons) (Econ), MBA (UCT)
Chief executive officer, Anglovaal Mining Limited

**Doug Campbell (55)**
Financial director
CA(SA)
Chief financial officer, Anglovaal Mining Limited

**Gerhard Potgieter (42)**
Executive director
BSc Eng (Mining)
Senior vice president: South African operations, Anglovaal Mining Limited

**Non-executive**

**Rick Menell (47) # ***
Chairman
MA (Cantab), MSc (Stanford)
Chairman, Anglovaal Mining Limited

**Jurie Geldenhuys (59) # ***
Pr Eng, BSc Eng (Electrical) (Mining), MBA (Stanford)
Retired mining engineer

**Bill Nairn (57)**
BSc Eng (Mining)
Group technical director, Anglo American plc

**Gerry Robbertze (59)**
Pr Eng, ACSM
Senior vice president: Technical services, Anglovaal Mining Limited

**Jan Steenkamp (48)**
Nat Mining Diploma, EDP
Chief operating officer, Anglovaal Mining Limited

**Jacqueline Thomas (Mrs) (33) #**
BBusSc, CA (SA)
Corporate financier, Anglo American Corporation of SA Limited

#Member of the Audit Committee
*Member of the Remuneration Committee

## EXECUTIVE COMMITTEE

**David Murray**
Managing director

**Doug Campbell**
Financial director

**Gerhard Potgieter**
Executive director

**Michael Arnold (45)**
BSc Eng (Mining Geology), CA(SA)
Group financial manager

**Pieter Coetzee (47)**
BProc
General manager: Legal services

**Jan de Witt (53)**
BSc Eng (Civil) (Mining)
General manager: ETC

**Vaughn Duke (40)**
BSc Eng (Mining) (Hons)
Manager: Technical services

**Arné Lewis (33)**
Pr Eng, BEng (Mining), MSc (Engineering), MBA (Henley)
Vice president: South African operations, Anglovaal Mining Limited

**Norman Schwab (41)**
Pr Eng, BSc Engineering (Mining)
General manager: Target

### Registered office and business addresses

56 Main Street
Johannesburg
South Africa, 2001
PO Box 62379
Marshalltown, South Africa, 2107
Telephone: (+27 11) 634 9111
Telefax: (+27 11) 634 0038
Web site: www.avgold.co.za

### Transfer secretaries

#### South Africa

Computershare Investor Services Limited
70 Marshall Street
Johannesburg
South Africa, 2001
PO Box 1053
Johannesburg
South Africa, 2000
Telephone: (+27 11) 370 7810
Telefax: (+27 11) 370 5271
Web site: www.computershare.com

#### United Kingdom

Capita IRG plc
Balfour House
390-398 High Road
Ilford
Essex, England IG1 1NQ
Telephone: (+44 20) 8639 1139
Telefax: (+44 20) 8478 7717
Web site: www.capita-irg.com

### Company secretary

Essop Sather
56 Main Street
Johannesburg
South Africa, 2001
PO Box 62379
Marshalltown
South Africa, 2107
Telephone: (+27 11) 634 0069
Telefax: (+27 11) 634 0503
e-mail: essops@avgold.co.za

### Sponsoring broker

Deutsche Securities (SA) (Proprietary) Limited
3 Exchange Square
87 Maude Street
Sandton
South Africa, 2196
Private Bag X9933
Sandton
South Africa, 2146
Telephone: (+27 11) 775 7000
Telefax: (+27 11) 775 7618
Web site: www.db.co.za

### Corporate information

Should additional information be required, please contact:
Julian Gwillim
Avgold Limited
PO Box 62379
Marshalltown
South Africa, 2107
Telephone: (+27 11) 634 0092
Telefax: (+27 11) 634 0038
e-mail: juliang@avgold.co.za

### Auditors

KPMG Inc
85 Empire Road
Parktown
South Africa, 2193
Private Bag X9
Parkview
South Africa, 2122
Telephone: (+27 11) 647 7111
Telefax: (+27 11) 484 0536
Carel Smit, Partner Energy and Natural Resources
Web site: www.kpmg.co.za

### Bankers

The Standard Bank of South Africa Limited
FirstRand Bank Limited

### London office

St James's Corporate Services Limited
6 St James's Place
London
England SW1A 2NP
Telephone: (+44 20) 7499 3916
Telefax: (+44 20) 7491 1989
e-mail: phil.dexter@ jcilondon.co.uk

### American depositary receipts information

JP Morgan Chase Bank
JP Morgan Service Centre
PO Box 43013
Providence, RI 02940-3013
United States of America
Telephone: USA (+1 302) 781 575 4328
Europe (+44 20) 7325 4961
Web site: www.JPMorgan'sadr.com

### International depositary receipts information

Soges – Fiducem SA
Avenue Marnix 24
1000 Brussels
Belgium
Telephone: (+32) 2 547 2725
Telefax: (+32) 2 547 2089
e-mail: francis.adriaenssens@bbl.be

# NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the twelfth annual general meeting of members of Avgold Limited will be held at 56 Main Street, Johannesburg, South Africa, on Friday, 18 October 2002, at 10:00 for the following purposes:

1. To receive and consider the annual financial statements for the year ended 30 June 2002.

2. To elect directors in place of Messrs G J Robbertze, W A Nairn, D N Murray and A N Lewis who retire by rotation in accordance with the provisions of the company's articles of association but being eligible, offer themselves for re-election.

3. To consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions:

### Ordinary resolution number 1

*"Resolved that all the authorised but unissued ordinary shares in the capital of the company (other than the ordinary shares previously placed under* the control of the directors of the company for the specific purpose of the company's share incentive scheme) be and they are hereby placed under the control of the directors of the company as a general authority to them to allot or issue the same at their discretion in terms of and subject to the provisions of sections 221 and 222 of the Companies Act and the JSE Securities Exchange South Africa ("JSE") listings requirements."

### Ordinary resolution number 2

"Resolved that, subject to:

2.1 the passing of ordinary resolution number 1 above; and

2.2 not less than 75 per cent of those shareholders of the company present in person or represented by proxy and entitled to vote at the meeting at which this resolution is proposed, voting in favour of this resolution;

the directors of the company be and are hereby authorised and empowered, by way of a general authority, to allot and issue for cash, without restriction, all or any of the authorised but unissued ordinary shares in the capital of the company placed under their control as they in their discretion may deem fit, subject to the provisions of the JSE listings requirements."

The restrictions placed by the JSE on a general authority for allotments and issues for cash are as follows:

- The authority shall be valid until the date of the next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this resolution.
- Any such issue must be of a class of share already in issue and must only be made to public shareholders as defined in the JSE listings requirements and not to related parties.
- The number of shares issued for cash may not in the aggregate in any one financial year exceed 15 per cent of the company's issued share capital. The number of shares which may be issued will be aggregated with securities that are compulsorily convertible into ordinary shares, and, in the case of the issue of compulsorily convertible securities, aggregated with ordinary shares. The number of shares which may be issued shall be based on the number of shares in issue at the date of such application less any shares issued during the current financial year, provided that any shares issued pursuant to a rights issue (announced and irrevocable and underwritten) or acquisition (concluded up to the date of application) may be included as though they were shares in issue at the date of application.
- In determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted is 10 per cent of the weighted average traded price on the JSE of the shares in question over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company.
- An announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within a financial year, 5 per cent or more of the number of shares in issue prior to the issue.

**Special resolution number 1**

"Resolved that the new articles of association, as initialled by the chairman of the meeting for identification purposes, be and are hereby adopted as the articles of association of the company in substitution for the existing articles of association."

The reason for the Special resolution is to provide the company with updated articles of association ("the articles") so as:

- to make provision for the company to acquire its own shares and to acquire shares in any holding company of the company;
- to allow the company to deal with the share capital, stated capital, share premium account, any reserves or capital redemption reserve fund of the company in a manner not otherwise governed by the statutes;
- to enable the company to make payments to its shareholders in accordance with Section 90 of the Companies Act;
- to make provision for Section 91A of the Companies Act to apply in respect of uncertificated shares, pursuant to the entry of the company's shares on the "STRATE" system of the JSE;
- to align the articles with the current provisions of the JSE Listings Requirements and the Companies Act;
- to provide for electronic communication to shareholders, who elect to receive such by electronic media and to vote electronically.

The effect of the Special resolution number 1 is to substitute the existing articles of association of the company in their entirety.

A draft of the new articles of association may be inspected at the registered office of the Company, 56 Main Street, Johannesburg, and the London office, St James's Corporate Services Limited, 6 St James's Place, London, during usual business hours on any day (excluding Saturdays, Sundays and public holidays) prior to the time fixed for the holding of the Annual General Meeting.

4. To transact such other business as may be transacted at an annual general meeting.

In terms of Section 188 of the Companies Act, 1973, as amended, it is recommended that where a company or other body corporate is a member in any company it should appoint a representative and alternative representative to attend and act on its behalf.

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and to vote thereat in his or her stead. The proxy so appointed need not be a member. Proxy forms should reach the registered office of the company or the transfer secretaries at least 48 hours, excluding Saturdays, Sundays and public holidays, before the time appointed for the meeting.

Members who have already dematerialised their shares in the company and who have not selected own name registration and who wish to attend the annual general meeting or be represented by proxy must timeously contact their Central Securities Depository Participant ("CSDP") or broker who will furnish them with the necessary authority in terms of the custody agreement entered into between the dematerialised member and the CSDP or broker.

By order of the board

S E Sather
*Company secretary*

Johannesburg
27 August 2002

## SHORT BIOGRAPHIES OF DIRECTORS SEEKING ELECTION/RE-ELECTION

**G J (Gerry) Robbertze (59)**
Pr.Eng ACSM
Senior vice president: Technical services, Anglovaal Mining Limited

Gerry started his career on the Zambian Copperbelt and then worked for various mining companies in southern Africa as a mining engineer holding numerous management positions. He joined the Anglovaal group in 1987 and is currently the senior vice president: Technical services at Anglovaal Mining Limited.

**W A (Bill) Nairn (57)**
BSc Eng (Mining)
Group technical director, Anglo American plc

Bill joined the Anglo American group in 1997, when he was appointed an executive director of Anglo American Corporation of South Africa, and was appointed an executive director of Anglo American plc in May 2001. He holds the position of the Anglo American plc group technical director, and is a member of the Anglo American plc Investment and Safety, Health and Environment committees.

He serves on the boards of a number of companies including Anglo American Platinum Corporation Limited, Anglogold Limited and the Chamber of Mines of South Africa.

**D N (David) Murray (57)**
BA(Econ), BA(Hons)(Econ), MBA(UCT)
Chief executive officer, Anglovaal Mining Limited

David was previously the president and chief operating officer of TVX Gold Inc, in Canada. Prior to this, he worked for RTZ plc as president and CEO of various subsidiary companies in Brazil and Portugal. He also served with this group in Spain, Germany, Wales, England, Namibia and Zimbabwe. He was awarded an OBE in 1993. He is currently the managing director for Avgold Limited and was appointed chief executive officer of Anglovaal Mining Limited in July 2002.

**A N (Arné) Lewis (33)**
Pr.Eng, BEng (Mining), MSc (Eng), MBA
Vice president: South African operations, Anglovaal Mining Limited

Arné joined the Anglovaal group in 1988 as mining bursar. Following the completion of his studies he joined the Hartebeestfontein gold mine in 1994. After spending a short period at Horizon chrome mines, Arné was seconded to Anglovaal's head office in Johannesburg where he was involved with due diligence studies, on copper mines in Zambia. In 1998 he was appointed general manager of Nkomati mine and in July 2002 as vice president: South African operations.

motiv
Printed by Ince (Pty) Ltd

## FORM OF PROXY

**AVGOLD LIMITED**

(Registered Number 1990/007025/06)
Incorporated in the Republic of South Africa)
Share code: AVG ISIN: ZAE000012175
56 Main Street, Johannesburg, South Africa 2001
PO Box 62379, Marshalltown, South Africa 2107
("Avgold" or "the company")

TO BE COMPLETED BY SHAREHOLDERS WHO HAVE NOT YET DEMATERIALISED THEIR SHARES AND WHO HAVE DEMATERIALISED THEIR SHARES WITH OWN NAME REGISTRATION ONLY

If you are unable to attend the twelfth annual general meeting of shareholders of Avgold Limited convened for Friday, 18 October 2002 at 10:00 at 56 Main Street, Johannesburg, you should complete and return this form of proxy as soon as possible, but in any event to be received by not later than 11:00 on Wednesday, 16 October 2002.

I/We ______________________________ (name in block letters)

of ______________________________ (address)

being a member/members of the company and entitled to vote at the abovementioned meeting, do hereby appoint ______________________________

______________________________

or failing him/her, ______________________________

or failing him/her, the chairman of the company or failing him/her the chairman of the meeting, as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of members of the company to be held on Friday, 18 October 2002, at 10:00 and at any adjournment thereof and in particular in respect of the following resolutions

*Indicate with an X in the spaces below how votes are to be cast

| Resolution | For | Against | Abstain |
|---|---|---|---|
| 1. To re-elect the following directors, who retire by rotation: G J Robbertze | | | |
| W A Nairn | | | |
| D N Murray | | | |
| To elect the following director appointed since year-end: A N Lewis | | | |
| 2. To place the unissued shares under the control of the directors: Ordinary resolution number 1 | | | |
| Ordinary resolution number 2 | | | |
| 3. To adopt new set of articles of association: Special resolution number 1 | | | |

| Number of shares |
|---|
| |

Unless this section is completed for a lesser number, the company is authorised to insert in the said section the total number of shares registered in my/our name(s) one business day before the meeting.

Signed at ______________________________ on ______________________________ 2002

*Signature* ______________________________ *Assisted by me (where applicable)* ______________________________

Initials and surname of joint holders, if any

Please see notes overleaf

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# INSTRUCTIONS ON SIGNING AND LODGING THE FORM OF PROXY

Please read the notes below:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and vote in their stead. A proxy need not be a member of the company.

2. You may insert the name of any person(s) whom you wish to appoint as your proxy in the blank space(s) provided for that purpose.

   The person whose name appears first on the proxy form and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration must be signed, not initialled.

4. When there are joint holders of shares, the vote of the senior joint holder who tenders a vote, as determined by the order in which the names stand in the register of members, will be accepted. All joint holders, where applicable, must sign form(s) of proxy.

5. The completion and lodging of this form of proxy will not preclude the member who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.

6. If the form of proxy is signed under the authority of a power of attorney or on behalf of a company or any other juristic person, then it must be accompanied by such power of attorney or a certified copy of the relevant enabling resolution or other authority of such company or other juristic person, unless proof of such authority has been recorded by the company.

7. If the signatory does not indicate in the appropriate place on the face hereof how he or she wishes to vote in respect of the resolution, his or her proxy shall be entitled to vote as he or she deems fit in respect of that resolution.

8. Every member present in person or represented by proxy and entitled to vote shall, on a show of hands, have only one vote and upon a poll every member shall have one vote for every ordinary share held.

9. The chairman of the meeting may, in his absolute discretion, reject any form of proxy which is completed other than in accordance with these instructions.

10. Forms of proxy, powers of attorney or any other authority appointing a proxy shall be deposited at the company's registered office, 56 Main Street, Johannesburg (or posted to PO Box 62379, Marshalltown, 2107), or at either of the transfer secretaries: Computershare Investor Services Limited, 7th floor, 11 Diagonal Street, Johannesburg (or be posted to PO Box 1053, Johannesburg, 2000), or Capita IRG plc, Balfour House, 390-398 High Road, Ilford Essex, England IG1 NQ, so as to be received not later than 11:00 two business days preceding the meeting or adjourned meeting.

11. Dematerialised members who have **not selected own name registration** and who wish to attend the annual general meeting or be represented by proxy must timeously contact their Central Securities Depository Participants ("CSDP") or broker who will furnish them with the necessary authority in terms of the custody agreement entered into between the dematerialised member and the CSDP or broker.

web address:

www.avgold.co.za



AVGOLD LIMITED